SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

DFs Individual / Balance Sheet - Assets

(R$ Thousand)
		Current Quarter	Previous Fiscal
Account Code	Description Account	03/31/2011	Year 12/31/2010

1	Total Assets	473,268,340	466,655,103
1.01	Current Assets	108,446,584	95,258,419
1.01.01	Cash and Cash Equivalents	33,419,677	19,994,554
1.01.01.01	Cash and Banks	485,674	436,655
1.01.01.02	Short Term Investments	32,934,003	19,557,899
1.01.02	Short Term Investments	27,297,132	33,731,167
1.01.02.01	Short Term Investments valued at fair value	19,971,699	25,972,839
1.01.02.01.01	Securities for trading	19,655,355	25,588,227
1.01.02.01.02	Securities available for sale	316,344	384,612
1.01.02.02	Short Term Investments valued at amortized cost	7,325,433	7,758,328
1.01.02.02.01	Securities held until maturity	7,325,433	7,758,328
1.01.03	Accounts Receivable	17,534,120	16,178,441
1.01.03.01	Customers	15,029,982	13,613,599
1.01.03.01.01	Third parties	3,500,011	3,198,756
1.01.03.01.02	Subsidiary and Affiliated Companies	11,947,118	10,880,873
1.01.03.01.03	Allowance for Doubtful Accounts	-417,147	-466,030
1.01.03.02	Other Accounts Receivable	2,504,138	2,564,842
1.01.04	Inventories	18,222,810	15,199,170
1.01.06	Taxes recoverable	7,245,583	5,911,012
1.01.06.01	Current tax recoverable	7,245,583	5,911,012
1.01.07	Prepaid Expenses	1,445,935	1,202,046
1.01.08	Other Current Assets	3,281,327	3,042,029
1.01.08.03	Other	3,281,327	3,042,029
1.01.08.03.01	Advances to Suppliers	992,881	1,048,263
1.01.08.03.02	Dividends Receivable	1,544,792	1,522,964
1.01.08.03.03	Other	743,654	470,802
1.02	Non-current Assets	364,821,756	371,396,684
1.02.01	Long-Term Assets	34,939,559	52,382,652
1.02.01.01	Short Term Investments valued at fair value	4,669,636	4,740,296
1.02.01.01.02	Securities available for sale	4,669,636	4,740,296
1.02.01.02	Short Term Investments valued at amortized cost	9,111	9,039
1.02.01.02.01	Securities held until maturity	9,111	9,039
1.02.01.03	Accounts Receivable	157,172	168,131
1.02.01.03.02	Other Accounts Receivable	157,172	168,131
1.02.01.04	Inventories	58,131	59,448
1.02.01.06	Deferred taxes	11,388,052	11,789,805
1.02.01.06.01	Deferred income tax and social contribution	3,131,745	2,951,373
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	1,814,843	2,005,157
1.02.01.06.03	Deferred PASEP/COFINS	6,441,464	6,833,275
1.02.01.07	Prepaid Expenses	1,298,656	1,089,407
1.02.01.08	Credit with related parties	12,266,708	29,591,744
1.02.01.08.02	Credit with Subsidiaries	12,122,878	29,441,428
1.02.01.08.04	Credit with other related parties	143,830	150,316
1.02.01.09	Other non-current assets	5,092,093	4,934,782
1.02.01.09.03	Petroleum and Alcohol Accounts – STN	823,810	821,635
1.02.01.09.05	Judicial Deposits	2,513,452	2,426,044

DFs Individual / Balance Sheet - Assets

(R$ Thousand)
		Current Quarter	Previous Fiscal
Account Code	Description Account	03/31/2011	Year12/31/2010
1.02.01.09.06	Advances to Suppliers	1,089,758	964,258
1.02.01.09.07	Other long-term	665,073	722,845
1.02.02	Investments	51,156,409	50,955,158
1.02.02.01	Corporate Interests	51,156,409	50,955,158
1.02.02.01.01	Investments in affiliated companies	4,296,619	4,245,251
1.02.02.01.02	Investments in subsidiaries	45,787,100	45,717,199
1.02.02.01.03	Investments in jointly controlled	925,402	845,091
1.02.02.01.04	Others Corporate Interests	147,288	147,617
1.02.03	Property, Plant and Equipment	200,497,486	189,775,280
1.02.03.01	Assets in Operating	76,946,042	73,882,630
1.02.03.02	Assets Under Leasing	17,469,520	17,505,809
1.02.03.03	Assets Under Construction	106,081,924	98,386,841
1.02.04	Intangible	78,021,358	78,042,387
1.02.04.01	Intangible	78,021,358	78,042,387
1.02.04.01.02	Guarantees for concession	76,551,032	76,552,294
1.02.04.01.03	Software	1,470,326	1,490,093
1.02.05	Deferred	206,944	241,207

DFs Individual / Balance Sheet - Liabilities

(R$ Thousand)
		Current Quarter	Previous Fiscal
Account Code	Description Account	03/31/2011	Year12/31/2010
2	Liabilities and Stockholders' Equity	473,268,340	466,655,103
2.01	Current Liabilities	59,625,236	62,441,718
2.01.01	Social obligations and Labor	2,171,152	2,173,972
2.01.01.01	Social Obligations	389,115	387,534
2.01.01.02	Labor obligations	1,782,037	1,786,438
2.01.02	Suppliers	9,305,640	9,567,159
2.01.02.01	National suppliers	7,170,695	7,417,514
2.01.02.02	Foreign Suppliers	2,134,945	2,149,645
2.01.03	Tax	8,869,097	7,836,659
2.01.03.01	Federal Tax	6,834,039	6,099,426
2.01.03.01.01	Income Tax and Social Contribution Payable	741,664	640,145
2.01.03.01.02	Others Federal Taxes	6,092,375	5,459,281
2.01.03.02	State Taxes	1,953,002	1,622,345
2.01.03.03	Municipal Taxes	82,056	114,888
2.01.04	Loans and Financing	5,350,126	4,655,340
2.01.04.01	Loans and Financing	1,730,529	1,364,725
2.01.04.01.01	Local currency	531,822	416,092
2.01.04.01.02	Foreign Currency	1,198,707	948,633
2.01.04.02	Debentures	177,369	141,237
2.01.04.03	Financing by leasing	3,442,228	3,149,378
2.01.05	Other Liabilities	32,651,605	36,999,327
2.01.05.01	Related Party Liabilities	25,337,847	30,112,871
2.01.05.01.01	Debt with affiliated companies	100,523	86,280
2.01.05.01.02	Debt with subsidiaries	10,542,364	14,093,122
2.01.05.01.04	Debt with other related parties	14,694,960	15,933,469
2.01.05.02	Other	7,313,758	6,886,456
2.01.05.02.01	Dividends and interest on capital payable	4,215,717	3,595,302
2.01.05.02.04	Interests of employees and managers	940,882	1,428,300
2.01.05.02.05	Other	2,157,159	1,862,854
2.01.06	Provisions	1,277,616	1,209,261
2.01.06.02	Other Provisions	1,277,616	1,209,261
2.01.06.02.04	Pension and Health Plan	1,277,616	1,209,261
2.02	Non-current liabilities	98,440,207	96,896,869
2.02.01	Loans and Financing	50,609,216	51,405,781
2.02.01.01	Loans and Financing	34,054,439	34,715,341
2.02.01.01.01	Local currency	22,561,563	22,742,005
2.02.01.01.02	Foreign Currency	11,492,876	11,973,336
2.02.01.02	Debentures	1,717,390	1,714,881
2.02.01.03	Financing by leasing	14,837,387	14,975,559
2.02.02	Other Liabilities	2,558,279	3,024,166
2.02.02.01	Related Party Liabilities	536,118	404,097
2.02.02.01.01	Debt with affiliated companies	54,832	53,772
2.02.02.01.02	Debt with subsidiaries	481,286	350,325
2.02.02.02	Other	2,022,161	2,620,069
2.02.02.02.03	Other accounts payable and expenses	2,022,161	2,620,069
2.02.03	Deferred Taxes	24,285,346	21,808,161

DFs Individual / Balance Sheet - Liabilities

(R$ Thousand)
		Current Quarter	Previous Fiscal
Account Code	Description Account	03/31/2011	Year12/31/2010
2.02.03.01	Deferred income tax and social contribution	24,285,346	21,808,161
2.02.03.01.01	Deferred income tax and social contribution	24,252,749	21,808,161
2.02.03.01.02	Other Deferred Taxes	32,597	0
2.02.04	Accruals	20,987,366	20,658,761
2.02.04.01	Social Security Tax Provisions Labor and Civil	416,928	424,524
2.02.04.01.01	Tax Provisions	67,066	67,675
2.02.04.01.02	Labor and Social Security Provisions	65,557	87,615
2.02.04.01.04	Civil Supplies	284,305	269,234
2.02.04.02	Other Provisions	20,570,438	20,234,237
2.02.04.02.04	Pension and Health Plan	14,530,580	14,162,221
2.02.04.02.05	Provision for dismantling of areas	6,039,858	6,072,016
2.03	Shareholders equity	315,202,897	307,316,516
2.03.01	Realized capital	205,357,103	205,357,103
2.03.02	Capital Reserves	11,918	-6,257
2.03.02.07	Additional Capital Contribution	11,918	-6,257
2.03.04	Profit Reserves	101,875,065	101,875,065
2.03.04.01	Legal reserve	12,653,480	12,653,480
2.03.04.02	Statutory reserve	1,421,619	1,421,619
2.03.04.05	Profit retention reserve	86,453,285	86,453,285
2.03.04.07	Tax incentive reserve	1,346,681	1,346,681
2.03.05	Retained Earnings/ (Accumulated Losses)	8,235,977	0
2.03.06	Equity Valuation Adjustments	177,879	287,084
2.03.07	Accumulated translation adjustments	-455,045	-196,479

DFs Individual / Statement of Income for The Quarter

(R$ Thousand)
		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	03/31/2011	03/31/2010
3.01	Revenues	40,096,584	36,951,907
3.02	Cost of Products and Services Sold	-24,702,863	-21,342,361
3.03	Gross profit	15,393,721	15,609,546
3.04	Operating Expenses	-3,638,963	-5,529,071
3.04.01	Selling expenses	-2,251,468	-1,749,911
3.04.02	Administrative and general expenses	-1,323,890	-1,225,155
3.04.05	Other Operating Expenses	-3,140,081	-3,546,552
3.04.05.01	Taxes	-126,418	-80,603
3.04.05.02	Cost of Research and Technological Development	-482,690	-379,778
3.04.05.03	Exploratory Costs for The Extraction of Crude Oil and Gas	-858,913	-875,821
3.04.05.05	Other Operating Expenses, Net	-1,672,060	-2,210,350
3.04.06	Equity Pick-up	3,076,476	992,547
3.05	Income before financial results, interests and taxes	11,754,758	10,080,475
3.06	Financial results	1,789,098	115,881
3.06.01	Financial Income	1,875,004	1,141,469
3.06.01.01	Financial Income	1,692,452	912,279
3.06.01.02	Net Monetary and Exchanges Variation	182,552	229,190
3.06.02	Financial Expenses	-85,906	-1,025,588
3.06.02.01	Financial Expenses	-85,906	-1,025,588
3.07	Income before taxes	13,543,856	10,196,356
3.08	Income tax and social contribution	-2,698,980	-2,504,871
3.08.01	Current	-378,821	-2,746,451
3.08.02	Deferred	-2,320,159	241,580
3.09	Net Income from Continuing Operations	10,844,876	7,691,485
3.11	Income / Loss for the period	10,844,876	7,691,485
3.99	Income per share - (Reais / Share)
3.99.01	Basic income per share
3.99.01.01	ON	0.84000	0.88000
3.99.01.02	PN	0.84000	0.88000
3.99.02	Diluted income per share
3.99.02.01	ON	0.84000	0.88000
3.99.02.02	PN	0.84000	0.88000

DFs Individual / Comprehensive Statement of Income

(R$ Thousand)
		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	03/31/2011	03/31/2010
4.01	Net income for the year	10,844,876	7,691,485
4.02	Other Comprehensive Income	-367,771	123,365
4.02.01	Accumulated translation adjustments	-258,566	66,041
4.02.03	Unrealized gains / (losses) on securities available for sale - Recognized	-161,440	86,226
4.02.04	Unrealized gains / (losses) on securities available for sale - Transferred to results	7,338	1,661
4.02.05	Unrecognized gains / (losses) on cash flow hedge - Recognized	-6,408	6,626
4.02.06	Unrecognized gains / (losses) on cash flow hedge - Transferred to results	-3,585	-5,760
4.02.07	Deferred income tax and social contribution	54,890	-31,429
4.03	Comprehensive income for the period	10,477,105	7,814,850

DFs Individual / Statement of Cash Flow - Indirect Method

(R$ Thousand)
		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	03/31/2011	03/31/2010
6.01	Net Cash - Operating Activities	3,396,606	3,030,236
6.01.01	Cash provided by operating activities	12,455,897	7,986,406
6.01.01.01	Net income for the year	10,844,876	7,691,485
6.01.01.03	Equity in earnings (losses) of significant investments	-3,076,476	-992,547
6.01.01.05	Depreciation, exhaustion and amortization	2,627,181	2,288,635
6.01.01.06	Loss on recovery of assets	143,427	2,766
6.01.01.07	Write-off of dry wells	527,697	576,880
6.01.01.08	Residual value of permanent assets written off	6,164	13,283
6.01.01.09	Exchange and monetary variation and charges on financing	-937,132	-1,352,515
6.01.01.10	Deferred income and social contribution taxes, net	2,320,160	-241,581
6.01.02	Changes in assets and liabilities	-7,983,846	-5,696,217
6.01.02.01	Accounts receivable	-283,438	-679,928
6.01.02.02	Inventories	-3,060,455	-572,514
6.01.02.03	Accounts payable to suppliers	-259,104	-1,085,599
6.01.02.04	Taxes, fees and contributions	177,594	-831,550
6.01.02.05	Healthcare and pension plans	436,714	552,364
6.01.02.06	Short term operations with subsidiaries / affiliated companies	-4,995,157	-3,078,990
6.01.03	Other	-1,075,445	740,047
6.01.03.01	Other assets	-843,404	14,713
6.01.03.02	Other liabilities	-232,041	725,334
6.02	Net Cash - Investment Activities	-4,233,183	-10,467,579
6.02.01	Investments in exploration and production of oil and gas	-5,488,283	-5,228,314
6.02.02	Investments in refining and transport	-3,563,763	-3,684,289
6.02.03	Investments in gas and energy	-975,767	-477,607
6.02.04	Investment in international segment	-2,801	-4,840
6.02.06	Investment in biofuels	-278,154	-154,947
6.02.07	Other Investments	-360,250	226,064
6.02.08	Marketable securities available for sale	6,434,035	-1,143,646
6.02.09	Dividends received	1,800	0
6.03	Net Cash - Financing activities	14,261,700	8,161,368
6.03.04	Raising of Financing and Intercompany Loans	27,512	7,319,690
6.03.05	Amortization of principal	-106,716	-867,448
6.03.06	Amortization of interest	-472,727	-733,377
6.03.07	Intercompany Loans, Net	17,890,289	347,420
6.03.08	Non standard Credit Rights Investment Fund	-1,238,510	2,119,146
6.03.09	Dividends paid to shareholders	-1,838,148	-24,063
6.05	Increase (decrease) in cash and cash equivalents	13,425,123	724,025
6.05.01	Opening balance of cash and cash equivalents	19,994,554	16,798,113
6.05.02	Closing balance of cash and cash equivalents	33,419,677	17,522,138

DFs Individual / Statement of Changes in Shareholders' Equity / DMPL - 01/01/2011 to 03/31/2011

(R$ Thousand)
			Capital Reserves,		Retained
			Granted Options		earnings/	Other	Shareholders’
		Paid in	and Treasury	Revenue	(accumulated	Comprehensive	Equity
Account Code	Description Account	Capital	Shares	Reserves	losses)	Income	Consolidated
5.01	Opening balance	205,357,103	-6,257	101,875,065	0	90,605	307,316,516
5.03	Opening balance adjusted	205,357,103	-6,257	101,875,065	0	90,605	307,316,516
5.04	Capital Transactions with shareholders	0	18,175	0	-2,608,899	0	-2,590,724
5.04.07	Interest on shareholders' equity	0	0	0	-2,608,899	0	-2,608,899
5.04.08	Change in interest in subsidiaries	0	18,175	0	0	0	18,175
5.05	Total of Comprehensive Income	0	0	0	10,844,876	-367,771	10,477,105
5.05.01	Net income for the period	0	0	0	10,844,876	0	10,844,876
5.05.02	Other Comprehensive Income	0	0	0	0	-367,771	-367,771
5.05.02.01	Adjustments of financial instruments	0	0	0	0	-161,619	-161,619
5.05.02.02	Taxes of adjustments of financial instruments	0	0	0	0	52,414	52,414
5.05.02.04	Translation adjustments for the period	0	0	0	0	-258,566	-258,566
5.07	Final balance	205,357,103	11,918	101,875,065	8,235,977	-277,166	315,202,897

DFs Individual / Statement of Changes in Equity / Statements of Changes in Shareholders' Equity - 01/01/2010 to 03/31/2010

(R$ Thousand)
			Capital Reserves,		Retained
			Granted Options		earnings/	Other
		Paid in	and Treasury	Revenue	(accumulated	Comprehensive	Shareholders’
Account Code	Description Account	Capital	Shares	Reserves	losses)	Income	Equity
5.01	Opening balance	78,966,691	1,937,392	85,430,762	-1,247,335	-68,821	165,020,689
5.03	Opening balance adjusted	78,966,691	1,937,392	85,430,762	-1,247,335	-66,821	165,020,689
5.04	Capital Transactions with shareholders	0	0	0	-1,754,815	0	-1,754,815
5.04.07	Interest on shareholders' equity	0	0	0	-1,754,815	0	-1,754,815
5.05	Total of Comprehensive Income	0	0	0	7,691,485	123,365	7,814,850
5.05.01	Net income for the period	0	0	0	7,691,485	0	7,691,485
5.05.02	Other Comprehensive Income	0	0	0	0	123,365	123,365
5.05.02.01	Adjustments of financial instruments	0	0	0	0	92,852	92,852
5.05.02.02	Taxes of adjustments of financial instruments	0	0	0	0	-31,429	-31,429
5.05.02.04	Translation adjustments for the period	0	0	0	0	66,041	66,041
5.05.02.06	Adjustments of financial instruments transferred to results	0	0	0	0	-4,099	-4.099
5.07	Final balance	78,966,691	1,937,392	85,430,762	4,689,335	56,544	171,080,724

DFs Individual / Statement of Added Value

(R$ Thousand)
		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	03/31/2011	03/31/2010
7.01	Revenues	65,063,399	60,608,481
7.01.01	Sales of Goods, Products and Services	52,612,328	48,246,679
7.01.02	Other Revenues	838,356	703,616
7.01.03	Revenues refs. to the construction of own assets	11,563,832	11,662,976
7.01.04	Allowance/Reversal for doubtful accounts	48,883	-4,790
7.02	Inputs acquired from third parties	-27,896,195	-29,100,824
7.02.01	Cost of Goods, Products and Services sold	-14,324,978	-12,781,246
7.02.02	Materials, Power, Third-party Services and Other Operating Expenses	-10,215,544	-12,135,212
7.02.03	Loss/Recovery of Assets Values	-143,427	-2,766
7.02.04	Other	-3,212,246	-4,181,600
7.03	Gross Added Value	37,167,204	31,507,657
7.04	Retentions	-2,627,181	-2,288,635
7.04.01	Depreciation, Amortization and Depletion	-2,627,181	-2,288,635
7.05	Net Added Value Produced	34,540,023	29,219,022
7.06	Transferred Added Value	4,930,050	1,886,605
7.06.01	Equity Accounting	3,076,476	992,547
7.06.02	Financial Income	1,666,165	601,465
7.06.03	Other	187,409	292,593
7.07	Total Added Value To Be Distributed	39,470,073	31,105,627
7.08	Distribution of added value	39,470,073	31,105,627
7.08.01	Personnel	3,702,919	3,273,050
7.08.01.01	Payroll and related charges	2,566,887	2,270,321
7.08.01.02	Benefits	949,088	835,133
7.08.01.03	FGTS	186,944	167,596
7.08.02	Taxes, Duties and Social Contributions	18,943,172	15,319,965
7.08.02.01	Federal	14,008,337	11,966,705
7.08.02.02	State	4,897,085	3,316,610
7.08.02.03	Municipal	37,750	36,650
7.08.03	Remuneration of Third Party Capital	5,979,106	4,821,127
7.08.03.01	Interest	1,348,973	1,431,283
7.08.03.02	Rental	4,630,133	3,389,844
7.08.04	Remuneration of Shareholders' Equity	10,844,876	7,691,485
7.08.04.01	Interest on Shareholders' Equity	2,608,899	1,754,815
7.08.04.03	Retained Earnings / Loss For The Period	8,235,977	5,936,670

DFs Consolidated / Balance Sheet - Assets

(R$ Thousand)
		Current Quarter	Previous Fiscal
Account Code	Description Account	03/31/2011	Year 12/31/2010
1	Total Assets	544,945,300	519,970,003
1.01	Current Assets	120,036,373	106,685,162
1.01.01	Cash and Cash Equivalents	43,344,819	30,323,259
1.01.01.01	Cash and Banks	3,418,725	3,434,380
1.01.01.02	Short Term Investments	39,926,094	26,888,879
1.01.02	Short Term Investments	20,015,772	26,017,297
1.01.02.01	Financial investments valued at fair value	19,974,569	25,972,839
1.01.02.01.01	Securities for trading	19,655,355	25,650,959
1.01.02.01.02	Securities available for sale	319,214	321,880
1.01.02.02	Financial investments valued at amortized cost	41,203	44,458
1.01.02.02.01	Securities held until maturity	41,203	44,458
1.01.03	Accounts Receivable	17,777,672	17,333,975
1.01.03.01	Customers	13,424,150	12,916,412
1.01.03.01.01	Third parties	14,962,656	14,385,169
1.01.03.01.02	Subsidiary and Affiliated Companies	202,364	280,896
1.01.03.01.03	Allowance for Doubtful Accounts	-1,740,870	-1,749,653
1.01.03.02	Other Accounts Receivable	4,353,522	4,417,563
1.01.04	Inventories	23,868,892	19,815,677
1.01.06	Taxes recoverable	10,178,227	8,934,797
1.01.06.01	Current tax recoverable	10,178,227	8,934,797
1.01.07	Prepaid Expenses	1,282,752	1,006,419
1.01.08	Other Current Assets	3,568,239	3,253,738
1.01.08.03	Other	3,568,239	3,253,738
1.01.08.03.01	Advances to Suppliers	1,250,882	1,310,353
1.01.08.03.02	Dividends Receivable	240,848	250,600
1.01.08.03.03	Other	2,076,509	1,692,785
1.02	Non-current Assets	424,908,927	413,284,841
1.02.01	Long-Term Assets	38,680,603	38,469,954
1.02.01.01	Financial investments valued at fair value	4,907,417	4,981,553
1.02.01.01.02	Securities available for sale	4,907,417	4,981,553
1.02.01.02	Financial investments valued at amortized cost	219,955	225,953
1.02.01.02.01	Securities held until maturity	219,955	225,953
1.02.01.03	Accounts Receivable	4,684,615	4,679,135
1.02.01.03.02	Other Accounts Receivable	4,684,615	4,679,135
1.02.01.04	Inventories	91,355	91,161
1.02.01.06	Deferred taxes	17,068,494	17,210,856
1.02.01.06.01	Deferred income tax and social contribution	6,904,446	6,471,069
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	2,103,793	2,420,941
1.02.01.06.03	Deferred PIS/COFINS	7,763,065	8,062,564
1.02.01.06.04	Other Taxes	297,190	256,282
1.02.01.07	Prepaid Expenses	1,433,825	1,225,919
1.02.01.08	Credit with related parties	284,211	276,764
1.02.01.08.01	Credit with affiliated companies	140,381	126,448
1.02.01.08.04	Credit with others related parties	143,830	150,316
1.02.01.09	Other non-current assets	9,990,731	9,778,613
1.02.01.09.03	Petroleum and Alcohol Accounts – STN	823,810	821,635

DFs Consolidated / Balance Sheet - Assets

(R$ Thousand)
		Current Quarter	Previous Fiscal
Account Code	Description Account	03/31/2011	Year 12/31/2010
1.02.01.09.04	Investments in Privatizable Companies	2,233	2,233
1.02.01.09.05	Judicial Deposits	2,897,086	2,806,975
1.02.01.09.06	Advances to Suppliers	4,807,093	4,975,584
1.02.01.09.07	Other long-term	1,460,509	1,172,186
1.02.02	Investments	9,222,102	8,879,163
1.02.02.01	Corporate Interests	9,222,102	8,879,163
1.02.02.01.01	Investments in affiliated companies	8,991,846	8,649,290
1.02.02.01.04	Other Corporate Interests	230,256	229,873
1.02.03	Property, Plant and Equipment	294,164,753	282,837,532
1.02.03.01	Assets in Operating	145,900,525	143,092,093
1.02.03.02	Assets Under Leasing	778,170	788,780
1.02.03.03	Assets Under Construction	147,486,058	138,956,659
1.02.04	Intangible	82,841,469	83,098,192
1.02.04.01	Intangible	81,823,141	82,075,570
1.02.04.01.02	Guarantees for concession	80,150,684	80,377,031
1.02.04.01.03	Software	1,672,457	1,698,539
1.02.04.02	Deferred	1,018,328	1,022,622

DFs Consolidated / Balance Sheet - Liabilities

(R$ Thousand)
		Current Quarter	Previous Fiscal
Account Code	Description Account	03/31/2011	Year 12/31/2010
2	Liabilities and Stockholders' Equity	544,945,300	519,970,003
2.01	Current Liabilities	60,590,324	56,834,675
2.01.01	Social obligations and Labor	2,568,596	2,605,810
2.01.01.01	Social Obligations	425,085	423,146
2.01.01.02	Tax obligations	2,143,511	2,182,664
2.01.02	Suppliers	18,600,657	17,043,678
2.01.02.01	National suppliers	10,243,353	10,333,714
2.01.02.02	Foreign Suppliers	8,357,304	6,709,964
2.01.03	Tax	10,792,274	10,250,098
2.01.03.01	Federal Tax	8,368,670	8,147,315
2.01.03.01.01	Income Tax and Social Contribution Payable	1,405,180	1,641,637
2.01.03.01.02	Others Federal Taxes	6,963,490	6,505,678
2.01.03.02	State Taxes	2,333,067	1,968,051
2.01.03.03	Municipal Taxes	90,537	134,732
2.01.04	Loans and Financing	16,595,449	15,668,290
2.01.04.01	Loans and Financing	16,110,552	15,172,908
2.01.04.01.01	Local currency	2,972,688	2,924,685
2.01.04.01.02	Foreign Currency	13,137,864	12,248,223
2.01.04.02	Debentures	325,709	319,227
2.01.04.03	Financing by leasing	159,188	176,155
2.01.05	Other Liabilities	10,684,945	9,963,702
2.01.05.01	Related Party Liabilities	173,431	148,798
2.01.05.01.01	Debt with affiliated companies	173,431	148,798
2.01.05.02	Other	10,511,514	9,814,904
2.01.05.02.01	Dividends and interest on capital payable	4,215,717	3,595,303
2.01.05.02.04	Interests of employees and managers	1,114,741	1,691,376
2.01.05.02.05	Other	5,181,056	4,528,225
2.01.06	Provisions	1,348,403	1,303,097
2.01.06.02	Other Provisions	1,348,403	1,303,097
2.01.06.02.04	Pension and Health	1,348,403	1,303,097
2.02	Non-current liabilities	166,162,836	152,912,028
2.02.01	Loans and Financing	112,404,458	102,247,022
2.02.01.01	Loans and Financing	109,681,266	99,603,246
2.02.01.01.01	Local currency	49,541,584	49,662,409
2.02.01.01.02	Foreign Currency	60,139,682	49,940,837
2.02.01.02	Debentures	2,522,192	2,447,952
2.02.01.03	Financing by leasing	201,000	195,824
2.02.02	Other Liabilities	1,291,991	1,349,043
2.02.02.01	Related Party Liabilities	175,880	179,202
2.02.02.01.01	Debt with affiliated companies	175,880	179,202
2.02.02.02	Other	1,116,111	1,169,841
2.02.02.02.03	Other accounts payable and expenses	1,116,111	1,169,841
2.02.03	Deferred Taxes	28,960,516	26,160,591
2.02.03.01	Deferred income tax and social contribution	28,960,516	26,160,591
2.02.03.01.01	Deferred income tax and social contribution	28,888,756	26,117,696
2.02.03.01.02	Other Deferred Taxes	71,760	42,895

DFs Consolidated / Balance Sheet - Liabilities

(R$ Thousand)
		Current Quarter	Previous Fiscal
Account Code	Description Account	03/31/2011	Year 12/31/2010
2.02.04	Accruals	23,505,871	23,155,372
2.02.04.01	Social Security Tax Provisions Labor and Civil	1,355,670	1,372,030
2.02.04.01.01	Tax Provisions	629,009	616,857
2.02.04.01.02	Labor and Social Security Provisions	186,299	196,283
2.02.04.01.04	Civil Supplies	348,326	357,604
2.02.04.01.05	Other Provisions for Contingencies	192,036	201,286
2.02.04.02	Other Provisions	22,150,201	21,783,342
2.02.04.02.04	Pension and Health	15,707,655	15,277,952
2.02.04.02.05	Provision for dismantling of areas	6,442,546	6,505,390
2.03	Shareholders equity	318,192,140	310,223,300
2.03.01	Realized capital	205,357,103	205,357,103
2.03.02	Capital Reserves	1,847	-6,257
2.03.02.07	Additional capital	1,847	-6,257
2.03.04	Profit Reserves	101,323,731	101,323,731
2.03.04.01	Legal reserve	12,653,480	12,653,480
2.03.04.02	Statutory reserve	1,421,619	1,421,619
2.03.04.05	Profit retention reserve	85,901,951	85,901,951
2.03.04.07	Tax incentive reserve	1,346,681	1,346,681
2.03.05	Retained Earnings/ (Accumulated Losses)	8,376,065	0
2.03.06	Equity Valuation Adjustments	177,879	287,084
2.03.07	Accumulated translation adjustments	-455,045	-196,479
2.03.09	Minority interest	3,410,560	3,458,118

DFs Consolidated / Income Statement

(R$ Thousand)
		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	03/31/2011	03/31/2010
3.01	Revenues	54,800,499	50,412,070
3.02	Cost of Products and Services Sold	-34,596,085	-31,101,669
3.03	Gross profit	20,204,414	19,310,401
3.04	Operating Expenses	-7,391,736	-7,872,632
3.04.01	Selling expenses	-2,116,097	-2,072,394
3.04.02	Administrative and general expenses	-2,010,362	-1,829,000
3.04.05	Other Operating Expenses	-3,542,088	-3,791,957
3.04.05.01	Taxes	-250,588	-153,427
3.04.05.02	Cost of Research and Technological Development	-492,434	-391,360
3.04.05.03	Exploratory Costs for The Extraction of Crude Oil and Gas	-942,489	-1,002,668
3.04.05.05	Other Operating Expenses, Net	-1,856,577	-2,244,502
3.04.06	Equity Pick-up	276,811	-179,281
3.05	Income before financial results, interests and taxes	12,812,678	11,437,769
3.06	Financial results	2,022,212	-700,992
3.06.01	Financial Income	2,740,046	759,818
3.06.01.01	Financial Income	1,792,510	759,818
3.06.01.02	Net Monetary and Exchanges Variation	947,536	0
3.06.02	Expenses	-717,834	-1,460,810
3.06.02.01	Expenses	-717,834	-884,306
3.06.02.02	Net Monetary and Exchanges Variation	0	-576,504
3.07	Income before taxes	14,834,890	10,736,777
3.08	Income tax and social contribution	-3,640,716	-2,939,930
3.08.01	Current	-1,267,240	-3,386,217
3.08.02	Deferred	-2,373,476	446,287
3.09	Net Income from Continuing Operations	11,194,174	7,796,847
3.11	Consolidated Income / Loss for the period	11,194,174	7,796,847
3.11.01	Attributable to shareholders of the Parente Company	10,984,964	7,726,274
3.11.02	Attributable to Non-controlling shareholders	209,210	70,573
3.99	Income per share - (Reais / Share)
3.99.01	Basic income per share
3.99.01.01	ON	0,84000	0,88000
3.99.01.02	PN	0,84000	0,88000
3.99.02	Diluted income per share
3.99.02.01	ON	0,84000	0,88000
3.99.02.02	PN	0,84000	0,88000

DFs Consolidated / Statement of Comprehensive Income

(R$ Thousand)
		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	03/31/2011	03/31/2010
4.01	Net income for the year	11,194,174	7,796,847
4.02	Other Comprehensive Income	-410,820	102,547
4.02.01	Accumulated translation adjustments	-301,615	45,223
4.02.03	Unrealized gains / (losses) on securities available for sale - Recognized	-161,440	86,226
4.02.04	Unrealized gains / (losses) on securities available for sale - Transferred to results	7,338	1,661
4.02.05	Unrecognized gains / (losses) on cash flow hedge - Recognized	-6,408	6,626
4.02.06	Unrecognized gains / (losses) on cash flow hedge - Transferred to results	-3,585	-5,760
4.02.07	Deferred income tax and social contribution	54,890	-31,429
4.03	Comprehensive income for the period	10,783,354	7,899,394
4.03.01	Attributed to Partners of the Parent Company	10,617,193	7,849,639
4.03.02	Attributed to Non-Controlling Partners	166,161	49,755

DFs Consolidated / Statement of Cash Flow - Indirect Method

(R$ Thousand)
		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	03/31/2011	03/31/2010
6.01	Net Cash - Operating Activities	12,923,606	9,676,257
6.01.01	Cash provided by operating activities	16,912,303	13,123,099
6.01.01.01	Net income for the year	10,984,964	7,726,274
6.01.01.02	Minority Interest - Retained earnings	209,210	70,573
6.01.01.03	Equity in earnings (losses) of significant investments	-276,811	179,281
6.01.01.05	Depreciation, exhaustion and amortization	3,557,781	3,264,506
6.01.01.06	Loss on recovery of assets	163,308	310,446
6.01.01.07	Write-off of dry wells	537,629	632,186
6.01.01.08	Residual value of permanent assets written off	133,865	269,920
6.01.01.09	Exchange and monetary variation and charges on financing	-771,119	1,116,200
6.01.01.10	Deferred income and social contribution taxes, net	2,373,476	-446,287
6.01.02	Changes in assets and liabilities	-2,649,608	-3,938,164
6.01.02.01	Accounts receivable	-877,012	-2,450,239
6.01.02.02	Inventories	-4,266,316	-562,565
6.01.02.03	Suppliers	2,156,626	-899,882
6.01.02.04	Taxes, fees and contributions	-237,372	-1,077,070
6.01.02.05	Healthcare and pension plans	480,486	600,124
6.01.02.06	Short term operations with subsidiaries / affiliated companies	93,980	451,468
6.01.03	Other	-1,339,089	491,322
6.01.03.01	Other assets	-1,209,481	208,823
6.01.03.02	Other liabilities	-129,608	282,499
6.02	Net Cash - Investment Activities	-9,395,005	-16,013,202
6.02.01	Investments in exploration and production of oil and gas	-6,702,344	-7,286,253
6.02.02	Investments in refining and transport	-5,652,700	-5,036,483
6.02.03	Investments in gas and energy	-1,281,532	-2,189,418
6.02.04	Investment in international segment	-826,511	-1,394,757
6.02.05	Investments in distribution	-242,126	-89,903
6.02.06	Investment in biofuels	-235,253	-133,465
6.02.07	Other Investments	-389,146	66,931
6.02.08	Marketable securities available for sale	5,934,345	9,153
6.02.09	Dividends received	262	40,993
6.03	Net Cash - Financing activities	9,704,333	4,188,214
6.03.03	Funding	15,355,628	10,123,814
6.03.04	Amortization of principal	-2,172,161	-4,276,483
6.03.05	Amortization of interest	-1,640,986	-1,635,054
6.03.08	Dividends paid to shareholders	-1,838,148	-24,063
6.04	Exchange variation on cash and cash equivalents	-211,374	65,829
6.05	Increase (decrease) in cash and cash equivalents	13,021,560	-2,082,902
6.05.01	Opening balance of cash and cash equivalents	30,323,259	29,034,228
6.05.02	Closing balance of cash and cash equivalents	43,344,819	26,951,326

DFs Consolidated / Statement of Changes in Shareholders' Equity / Statements of Changes in Shareholders' Equity -01/01/2011 to 03/31/2011

(R$ Thousand)
			Capital
			Reserves,
			Granted
			Options		Retained
			and		earnings/	Other		Non-	Shareholders’
		Paid in	Treasury	Revenue	(accumulated	Comprehensive	Shareholders’	controlling	Equity
Account Code	Description Account	Capital	Shares	Reserves	losses)	Income	Equity	interest	Consolidated
5.01	Opening balance	205,357,103	-6,257	101,323,731	0	90,605	306,765,182	3,458,118	310,223,300
5.03	Opening balance adjusted	205,357,103	-6,257	101,323,731	0	90,605	306,765,182	3,458,118	310,223,300
5.04	Capital Transactions with shareholders	0	8,104	0	-2,608,899	0	-2,600,795	-213,719	-2,814,514
5.04.06	Dividends	0	0	0	0	0	0	-108,518	-108,518
5.04.07	Interest on shareholders' equity	0	0	0	-2,608,899	0	-2,608,899	0	-2,608,899
5.04.08	Change in interest in subsidiaries	0	8,104	0	0	0	8,104	-105,201	-97,097
5.05	Total of Comprehensive Income	0	0	0	10,984,964	-367,771	10,617,193	166,161	10,783,354
5.05.01	Income for the period	0	0	0	10,984,964	0	10,984,964	209,210	11,194,174
5.05.02	Other statements of income	0	0	0	0	-367,771	-367,771	-43,049	-410,820
5.05.02.01	Adjustments of financial instruments	0	0	0	0	-161,619	-161,619	0	-161,619
5.05.02.02	Taxes of adjustments of financial instruments	0	0	0	0	52,414	52,414	0	52,414
5.05.02.04	Translation adjustments for the period	0	0	0	0	-258,566	-258,566	-43,049	-301,615
5.07	Final balance	205,357,103	1,847	101,323,731	8,376,065	-277,166	314,781,580	3,410,560	318,192,140

DFs Consolidated / Statement of Changes in Shareholders' Equity / Statements of Changes in Shareholders' Equity -01/01/2010 to 03/31/2010

(R$ Thousand)
			Capital
			Reserves,
			Granted
			Options		Retained
			and		earnings/	Other		Non-	Shareholders’
		Paid in	Treasury	Revenue	(accumulated	Comprehensive	Shareholders’	controlling	Equity
Account Code	Description Account	Capital	Shares	Reserves	losses)	Income	Equity	interest	Consolidated
5.01	Opening balance	78,966,691	1,937,392	84,726,550	-1,247,335	-66,821	164,316,477	2,576,659	166,893,136
5.03	Opening balance adjusted	78,966,691	1,937,392	84,726,550	-1,247,335	-66,821	164,316,477	2,576,659	166,893,136
5.04	Capital Transactions with shareholders	0	0	0	-1,754,815	0	-1,754,815	306,298	-1,448,517
5.04.06	Dividends	0	0	0	0	0	0	246,441	246,441
5.04.07	Interest on shareholders' equity	0	0	0	-1,754,815	0	-1,754,815	0	-1,754,815
5.04.08	Change in interest in subsidiaries	0	0	0	0	0	0	59,857	59,857
5.05	Total of Comprehensive Income	0	0	0	7,726,275	123,365	7,849,640	49,755	7,899,395
5.05.01	Net income for the period	0	0	0	7,726,275	0	7,726,275	70,573	7,796,848
5.05.02	Other Comprehensive Income	0	0	0	0	123,365	123,365	-20,818	102,547
5.05.02.01	Adjustments of financial instruments	0	0	0	0	92,852	92,852	0	92,852
	Taxes of adjustments of financial
5.05.02.02	instruments	0	0	0	0	-31,429	-31,429	0	-31,429
5.05.02.04	Translation adjustments for the period	0	0	0	0	66,041	66,041	-20,818	45,223
	Adjustments of financial instruments
5.05.02.06	transferred to results	0	0	0	0	-4,099	-4,099	0	-4,099
5.07	Final balance	78,966,691	1,937,392	84,726,550	4,724,125	56,544	170,411,302	2,932,712	173,344,014

DFs Consolidated / Statement of added value

(R$ Thousand)
		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Description Account	03/31/2011	03/31/2010
7.01	Revenues	85,512,736	80,621,011
7.01.01	Sales of Goods, Products and Services	69,182,498	63,319,435
7.01.02	Other Revenues	1,079,041	1,163,660
7.01.03	Revenues refs. to the construction of own assets	15,246,339	16,136,246
7.01.04	Allowance/Reversal for doubtful accounts	4,858	1,670
7.02	Inputs acquired from third parties	-38,595,441	-41,182,259
7.02.01	Cost of Goods, Products and Services sold	-8,414,703	-9,114,205
7.02.02	Materials, Power, Third-party Services and Other Operating Expenses	-11,457,497	-9,737,812
7.02.03	Loss/Recovery of Assets Values	-163,308	-310,446
7.02.04	Other	-18,559,933	-22,019,796
7.03	Gross Added Value	46,917,295	39,438,752
7.04	Retentions	-3,557,781	-3,264,506
7.04.01	Depreciation, Amortization and Depletion	-3,557,781	-3,264,506
7.05	Net Added Value Produced	43,359,514	36,174,246
7.06	Transferred Added Value	2,300,416	915,703
7.06.01	Equity Accounting	276,811	-179,281
7.06.02	Financial Income	1,792,510	759,818
7.06.03	Other	231,095	335,166
7.07	Total Added Value To Be Distributed	45,659,930	37,089,949
7.08	Distribution of added value	45,659,930	37,089,949
7.08.01	Personnel	4,754,293	4,034,571
7.08.01.01	Payroll and related charges	3,434,214	2,909,383
7.08.01.02	Benefits	1,104,276	933,110
7.08.01.03	FGTS	215,803	192,078
7.08.02	Taxes, Duties and Social Contributions	25,586,442	20,515,169
7.08.02.01	Federal	17,110,673	14,357,621
7.08.02.02	State	8,407,477	6,097,738
7.08.02.03	Municipal	68,292	59,810
7.08.03	Remuneration of Third Party Capital	4,125,021	4,743,362
7.08.03.01	Interest	1,430,619	2,575,848
7.08.03.02	Rental	2,694,402	2,167,514
7.08.04	Remuneration of Shareholders' Equity	11,194,174	7,796,847
7.08.04.01	Interest on Shareholders' Equity	2,608,899	1,754,815
7.08.04.03	Retained Earnings / Loss For The Period	8,376,065	5,971,459
7.08.04.04	Minority Interest - Retained earnings	209,210	70,573

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

1  The Company and its operations

Petróleo Brasileiro S.A. - Petrobras directly or through its subsidiaries (referred to jointly as “Petrobras” or the “Company”), is dedicated to prospecting, drilling, refining, processing, trading and transporting petroleum originating from wells, schist or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ.

2  Basis of presentation of interim financial information

The individual and consolidated quarterly financial information is being presented in accordance with IAS 34 – Interim Statements, issued by the International Accounting Standards Board (IASB) and also in accordance with accounting politics adopted in Brazil for interim statements (CPC 21). This quarterly information is presented without repeating of certain notes previously disclosed, but with an indication of the relevant information occurring in the interim period and, therefore, it should be read together with the Company's annual financial statements for the year ended December 31, 2010.

The individual financial information does not present differences in relation to the consolidated information, except for the maintenance of deferred charges, as established in CPC 43 – Initial Adoption of Technical Pronouncements. The reconciliations of the parent company’s shareholders’ equity and result with the consolidated statements are presented in note 3.1.

The Company’s Board of Directors authorized the publication of these quarterly information in a meeting held on May 13, 2011.

2.1 Business segment reporting

As from the first quarter of 2011, the accounting information on the Biofuel operating segment (business department) is presented individually and includes the activities for production of biodiesel and its co-products, through its own refineries and in partnerships, extraction and trading of unrefined and refined vegetal oil, of vegetal cake and bran, and ethanol. In ethanol activities it operates through shareholding interests in the production and trading of ethanol, sugar and surplus electric power generated from sugar cane bagasse.

Previously, this accounting information was included in the corporate agencies group and, therefore, was reclassified for comparison purposes.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

2.2 Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: petroleum and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for legal processes, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

3  Consolidation basis

The consolidated interim financial statements include the quarterly information of Petrobras and its subsidiaries, jointly controlled subsidiaries and specific purpose entities.

The Company did not present material changes in interests in consolidated companies in the period ended March 31, 2011.

3.1 Reconciliation of the net equity and net income of the consolidated statement with that of the parent company

	Shareholders' equity		Net income
	03.31.2011	12.31.2010	Jan-Mar 2011	Jan-Mar 2010

Consolidated - IFRS	318,192	310,223	11,194	7,797
Equity of non controlling interest	(3,411)	(3,458)	(209)	(71)
Deferred expenses, net of income tax	422	551	(140)	(35)
Parent Company adjusted to international accounting standards
(CPC)	315,203	307,316	10,845	7,691

4  Accounting policies

The accounting practices and calculation methods used in the preparation of the individual and consolidated quarterly information are the same as those adopted in the preparation of the Company’s annual financial statements for the year ended December 31, 2010.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

5  Cash and cash equivalents

	Consolidated		Parent company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010

Cash and banks	3,419	3,434 0	486	437
Financial investments
- In Brazil
Investment funds - Interbank Deposit	25,543	12,797	23,354	10,119
Other investment funds	2,947	749	1,444	325
	28,490	13,546	24,798	10,444
- Abroad	11,436	13,343	8,136	9,114
Total financial investments	39,926	26,889	32,934	19,558

Total cash and cash equivalents	43,345	30,323	33,420	19,995

6  Marketable securities

	Consolidated		Parent company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
For trading	19,655	25,651	19,655	25,588
Available for sale	5,227	5,303	4,986	5,125
Held until maturity	261	271	7,335	7,767
	25,143	31,225	31,976	38,480
Current	20,016	26,017	27,297	33,731
Non-current	5,127	5,208	4,679	4,749

The securities for trading refer mainly to investments in public bonds with maturity terms of more than 90 days and are presented in current assets considering their expectation of realization in the short term.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

7  Accounts receivable

7.1  Accounts receivable, net

	Consolidated		Parent Company
	03.31.2011	12.31.2010	03.31.2011		12.31.2010

Trade accounts receivable
Third parties	18,224	17,555	3,500		3,199
Related parties (9.1)	2,892	2,722	24,214	(*)	40,473	(*)
Other	4,320	4,729	2,661		2,732
	25,436	25,006	30,375		46,404

Losses on doubtful accounts	(2,689)	(2,716)	(417)		(466)
	22,747	22,290	29,958		45,938

Current	17,778	17,334	17,534		16,178
Non-current	4,969	4,956	12,424		29,760

(*)It does not include the balances of dividends receivable of R$ 1,545 at March 31, 2011 (R$ 1,523 at December 31, 2010) and reimbursements receivable of R$ 458 at March 31, 2011 (R$ 447 at December 31, 2010). It includes a balance of receivables from the electricity sector of R$ 2,214 at March 31, 2011 (R$ 2,315 at December 31, 2010).

7.2  Changes in losses on doubtful receivables

	Consolidated		Parent Company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Opening balance	2,716	2,542	466	306
Additions (*)	180	380	103	169
Write-offs (*)	(207)	(206)	(152)	(9)
Closing balance	2,689	2,716	417	466

Current	1,741	1,750	417	466
Non-current	948	966

(*) It includes exchange variation on losses on doubtful receivables recorded in companies abroad.

7.3  Accounts receivable - overdue

	Consolidated
	03.31.2011	12.31.2010
Up to 3 months	970	905
From 3 to 6 months	222	229
From 6 to 12 months	205	352
More than 12 months	3,061	3,128

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

8  Inventories

	Consolidated		Parent company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Products:
Oil products (*)	7,375	6,274	6,172	4,957
Alcohol (*)	559	522	216	123
	7,934	6,796	6,388	5,080

Raw materials, mainly crude oil (*)	12,393	9,547	9,063	7,300
Maintenance materials and supplies (*)	3,261	3,292	2,790	2,864
Other	372	272	40	14
	23,960	19,907	18,281	15,258
Current	23,869	19,816	18,223	15,199
Non-current	91	91	58	59

(*) It includes imports in transit.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

9 Related party transactions

9.1 Result, assets and liabilities

	Parent Company
	Jan-Mar 2011	03.31.2011
			Assets	Liabilities
	Result	Current	Non-current	Current	Non-current
Subsidiaries (*)
BR Distribuidora	14,560	2,371	136	(200)	(24)
PIFCo	4,986	4,096	3	(4,107)	(288)
Gaspetro	1,200	1,400	1,904	(1,082)
Downstream	1,128	193	176	(139)
Transpetro	144	462		(573)
PBEN	132	99		(15)
PNBV	73	18	30	(2,163)
PIB-BV	55	266	884	(1,876)	(169)
Thermoelectric power plants	41	158	237	(191)	(589)
Petrobras Biocombustível	4	76	381	(71)
CLEP	(75)	538		(2,246)	(2,148)
Brasoil	(57)		7,985	(154)
Other subsidiaries	167	540	657	(74)	(155)
	22,358	10,217	12,393	(12,891)	(3,373)
Specific purpose entities (SPE)
Gasene Participações	(158)	25		(141)	(6,139)
CDMPI	(33)			(248)	(2,476)
PDET Off Shore	(22)		65	(301)	(1,318)
NTN	(11)	480	72	(266)	(1,033)
NTS	(7)	468	35	(277)	(979)
Other SPEs	6
	(225)	973	172	(1,233)	(11,945)
Affiliated companies	3,045	231	17	(100)	(55)
	25,178	11,421	12,582	(14,224)	(15,373)
Result
Operating income, mainly from sales	25,543
Exchange and monetary variations, net	(89)
Net financial income (expenses)	(276)
Assets
Accounts receivable, mainly for sales		9,876
Dividends receivable		1,545
Loans			9,706		(55)
Advance for capital increase			1,523
Amounts related to construction of gas pipeline			804
Reimbursement receivable			458
Liabilities
Accounts payable to suppliers, mainly for purchases of oil and oil products				(7,659)
Financial leases				(3,389)	(14,837)
Affreightment of platforms				(2,021)
Advance from clients				(419)
Other operations			91	(736)	(481)
	25,178	11,421	12,582	(14,224)	(15,373)
Jan-Mar 2010	24,100
At 12.31.2010		10,239	29,888	(17,520)	(15,328)

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Rates for active loans

Index	03.31.2011	12.31.2010

LIBOR + 1 to 3% p.a.	5,924	24,174
2% p.a.	2,880	3,011
1.70% p.a.	176	183
IGPM + 6% p.a.	145	146
101% of CDI	112	115
Other rates	469	456
	9,706	28,085

9.2  Non Standard Credit Rights Investment Fund – FIDC-NP

The Parent Company has invested resources in the non standard credit right investment fund (FIDC-NP) which are mainly earmarked for the acquisition of performing and/or non-performing credit rights of operations performed by subsidiaries of the Petrobras System. The balances of operations of the Parent Company with the nonstandard credit right investment fund (FIDC-NP) are as follows:

	03.31.2011	12.31.2010
Financial investments	1,236	206
Marketable securities	7,325	7,758
Financial charges to allocate	376	426
Assignments of performing rights	(593)	(622)
Total classified in current assets	8,344	7,768

Assignments of non-performing rights	(14,695)	(15,933)
Total classified in current liabilities	(14,695)	(15,933)

	Jan-Mar 2011	Jan-Mar 2010
Financial Revenue FIDC-NP	65	94
Financial Expenses FIDC-NP	(314)	(368)
Financial Result	(249)	(274)

(*) Other accounts and expenses payable

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

9.3 Guarantees granted

The financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

			03.31.2011				12.31.2010
Maturity date of the loan	PNBV	PifCo	PIB-BV	Ref. Abreu e Lima	TAG	Total	Total

2011	4,284	3,641				7,925	8,108
2012	424	977				1,401	1,532
2013	104	609				713	730
2014	466	1,115				1,581	1,784
2015	3,618	645				4,263	4,140
2016	864	6,707				7,571	2,103
2017 onwards	11,133	20,948	468	8,486	6,798	47,833	37,635
	20,893	34,642	468	8,486	6,798	71,287	56,032

9.4 Investment fund of subsidiaries abroad

At March 31, 2011, the subsidiaries PifCo and Brasoil had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and specific purpose entities related to the Company’s projects, mainly the CLEP, Malhas and Marlim Leste (P-53) and Gasene projects, equivalent to R$ 12,647 (R$ 14,048 at December 31, 2010). These amounts refer to the consolidated companies and were offset against the balance of financing in current and non-current liabilities.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

9.5 Transactions with affiliated companies, government entities and pension funds

Significant transactions with affiliated companies, government entities and a pension fund resulted in the following balances:

	Consolidated
	03.31.2011		12.31.2010
	Assets	Liabilities	Assets	Liabilities
Affiliated Companies	341	175	305	144
Braskem	96	89	84	60
Quattor	49	36	78	43
Ueg Araucária		3		4
Other Affiliated Companies	196	47	143	37

Government Entities and Pension Funds	35,801	57,679	42,824	56,007
Government Bonds	27,180		31,098
Electricity Sector	3,015		3,145
Deposits Subject to Legal Proceedings (CEF and BB)	2,896		2,466
Banco do Brasil S.A.	1,171	10,352	5,067	9,415
Petroleum and Alcohol Account - Federal Government Credits	824		822
BNDES	3	35,964	3	36,320
Caixa Econômica Federal		5,716	2	5,662
National Agency for Petroleum, National Gas and Biofuels		3,199		2,568
Federal Government - Proposed Dividends and Interest on Shareholders' Capital		1,255		1,118
Petros (Pension Fund)		169		501
Other	712	1,024	221	423
	36,142	57,854	43,129	56,151

Current	27,085	9,524	34,481	8,393
Non-current	9,057	48,330	8,648	47,758

Receivables from the electricity sector

The company has receivables from the electricity sector related to the supplying of fuel to thermoelectric power stations, direct and indirect subsidiaries of Eletrobrás, located in the northern region of Brazil. Part of the costs for supplying fuel to these thermoelectric power stations is borne by funds from the Fuel Consumption Account (CCC), managed by Eletrobrás.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazônia Distribuidora S.A. (ADESA), a direct subsidiary of Eletrobras, whose payments for supplying fuel depend directly on the forwarding of funds from ADESA to these Independent Power Producers.

The balance of these receivables at March 31, 2011 was R$ 3,015 (R$ 3,145 at December 31, 2010), presented in non-current assets and classified as receivables from related parties, of which R$ 2,607 was overdue (R$ 2,372 at December 31, 2010).

The Company has made systematic collections from the debtors and Eletrobrás, itself, and partial payments have been made.

9.6 Remuneration of the Company’s key personnel (in thousands of Reais)

The total remuneration of short term benefits for the management of Petrobras during the first quarter of 2011 was R$ 2,893 (R$ 2,754 in the first quarter of 2010) which include fees in the amount of R$ 1,521 (R$ 1,305 in the first quarter of 2010) referring to seven officers and nine board members.

In consolidated, the fees for the officers and the board of directors totaled R$ 12,686 in the first quarter of 2011 (R$ 9,256 in the first quarter of 2010).

10 Deposits in court

	Consolidated		Parent company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Labor	990	940	937	888
Tax (*)	1,212	1,193	932	912
Civil (*)	603	596	565	558
Other	92	78	79	68
Total	2,897	2,807	2,513	2,426

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

11 Acquisitions and sales of assets

11.1 Acquisition of interests in affiliated companies

Total Agroindústria Canavieira S.A.

In 2010, Petrobras Biocombustível paid the amount of R$ 132 into the capital of Total Agroindústria Canavieira S.A. At March 31, 2011, in accordance with the commitment established in the minutes of the Special General Shareholders’ Meeting of December 22, 2009, Petrobras Biocombustível concluded the steps for paying in capital, reaching the total amount of R$ 152, and it now holds 43.58% of the company’s capital.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Guarani S.A.

On May 14, 2010, Petrobras Biocombustível paid R$ 683 into the capital of Cruz Alta Participações S.A (a subsidiary of Açúcar Guarani), fulfilling the first of the three steps established for entry into the capital of Açúcar Guarani. The other steps that were established, the delisting of shares of Guarani, with a subsequent exchange of the shares of Cruz Alta for shares of Guarani, were concluded on October 29, 2010 and the additional paying in of capital in order to reach a 45.7% interest in the capital of Guarani will take place over five years, reaching, together with the capital already paid in, the total amount of R$ 1,611, as negotiated in the investment agreement. The agreement also establishes the possibility of additional contributions on the part of the partners up to the limit of a 49% interest by Petrobras Biocombustível. The first supplementary contribution occurred on March 31, 2011 in the amount of R$ 195 and the interest increased from 26.49% to 31.44%.

11.2 Acquisition of noncontrolling interest

Innova S.A.

As of March 31, 2011, Petrobras now holds 100% of the capital of Innova, a petrochemical company located in the industrial park of Triunfo in the State of Rio Grande do Sul previously indirectly controlled by Petrobras Argentina (Pesa). The amount of the transaction is US$ 332 million (equivalent to R$551), with the payment of US$ 228 million paid on April and US$ 104 million in one lump sum due on October 30, 2013, restated by 12 month LIBOR as from the date of signing the share purchase agreement (SPA). This transaction resulted in a decrease of R$ 90 in shareholders’ equity attributable to the shareholders of Petrobras, as a result of the decrease in the minority interest in this venture.

Purchase option and merger of Companhia Mexilhão do Brasil (CMB)

On January 12, 2011, Petrobras acquired the total shares representing the capital of SPE Companhia Mexilhão do Brasil (CMB), exercising its contractually established purchase option, considering that the reasons that justified the establishment of CMB had already ceased to exist and the Petrobras System was interested in reducing its corporate structure in order to optimize its operating costs. This transaction resulted in an increase of R$ 112 in shareholders’ equity attributable to the Company’s shareholders as an additional capital contribution.

On April 4, 2011, the Special General Shareholders’ Meeting of Petrobras approved the merger of CMB by Petrobras, as this represented the most efficient way of extinguishment of the Company and absorption of its assets, in accordance with the Justification to the Shareholders published on March 17, 2011.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

11.3 Sale of assets and other information

BRF Biorefino de Lubrificantes S.A

On March 21, 2011, Petrobras Distribuidora S.A. established BRF Biorefino de Lubrificantes S.A, the shareholding interest of which is 49%. BRF operates with the building and operation of the used or contaminated lubricant oil refining plant in the State of Rio de Janeiro, in the operation and trading of used or contaminated lubricant oil collection services and in the purchase and sale of refined basic oil.

Logum Logística S.A

On March 1, 2011 the corporate name of PMCC Soluções Logística de Etanol S.A. was changed to Logum Logística S.A., in accordance with the shareholders’ agreement signed on this date. The closely held joint-stock company with authorized capital is composed of registered common shares with no par value, distributed as follows: Petrobras - 20%; Copersucar S.A. - 20%; Cosan S.A. Indústria e Comércio - 20%; Odebrecht Transport Participações S.A. - 20%; Camargo Correa Óleo e Gás S.A. - 10% and Uniduto Logística S.A. - 10%.

Logum Logística S.A. will be responsible for the construction and implementation of a comprehensive multimodal logistics system for ethanol transport and storage, and the development and operation of the system (logistics, loading, unloading, handling and stocking, operation of ports and waterway terminals), which will involve polyducts, waterways, highways and coastal shipping.

Merger of Comperj Petroquímicos Básicos S.A and Comperj PET S.A. into Petrobras.

On January 31, 2011, the General Shareholders’ Meeting of Petrobras approved the merger of Comperj Petroquímicos Básicos S.A and Comperj PET S.A. into its equity, without a capital increase. With the merger of these companies, the corporate structure of Comperj will be simplified, minimizing costs and favoring reallocation of investments.

Copergás

On January 21, 2011, the court decision was published dismissing the writ of prevention of the State of Pernambuco, against Gaspetro and Mitsuigás, for annulment of clauses of the bylaws and shareholders’ agreement of Copergás – Companhia Pernambucana de Gás. Accordingly, Gaspetro’s power to share the resolutions of Copergas was re-established and, therefore, the accounting information was consolidated proportionally to the 41.5% interest as from 2011.

The court decision, still in the process of becoming final and unappealable, re-establishes the effectiveness of the corporate instruments and there are no expectations that the State of Pernambuco will file an appeal to re-establish the injunction or suspend the effect of the court decision.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Sale of the San Lorenzo Refinery and part of the distribution network in Argentina

On May 4, 2010, the Company approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of refining and distribution assets in Argentina. The deal comprises a refinery located in San Lorenzo in the province of Santa Fé, a fluvial unit and a fuel trading network connected to this refinery, consisting of approximately 360 sales points and associated wholesaler clients.

The transaction was carried out on May 2, 2011 for a total amount of US$ 102 million, which includes the previously mentioned assets, as well as the stocks of oil and oil products. The transaction is subject to the approval of the Comissão Nacional de Defensa de La Competência (CNDC).

At March 31, 2011 the assets held for sale are recognized in current assets.

Operations in Ecuador

In 2006, the Ecuadorian government began a series of tax and regulatory reforms with respect to hydrocarbon activities, which significantly affected the agreements for participation in exploration blocks. As from November 24, 2010, all the exploration agreements in force until then had to migrate to service agreements.

Petrobras Argentina S.A. (PESA), through Sociedade Ecuador TLC S.A., holds a 30% interest in the exploration agreements for block 18 and the unified Palo Azul field, located in the Oriente basin of Ecuador.

PESA decided not to accept the final proposal to migrate its agreements to the new contractual model, thus it is the responsibility of the Ecuadorian Government to indemnify the investments made in those exploration blocks.

After the deadline for negotiation of the winding up of the contract had expired, the Ecuadorian government reported that it would use criteria different from those previously agreed upon. The Company disagrees with this procedure and, although it is not renouncing its rights, it recognized a loss in an amount equivalent to R$ 86, due to the uncertainties involving the process.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

12 Investments

12.1 Information on subsidiaries, jointly controlled subsidiaries and affiliated companies ( Parent Company)

	03.31.2011	12.31.2010
Subsidiaries and Affiliates:
Petrobras Distribuidora S.A. - BR	9,509	9,116
Petrobras Netherlands B.V. - PNBV	9,433	8,599
Petrobras Gás S.A. - Gaspetro	8,026	7,555
Petrobras Química S.A. - Petroquisa	4,039	3,997
Petrobras Transporte S.A. - Transpetro	2,755	2,568
Termorio S.A.	2,443	2,371
Refinaria Abreu e Lima S.A.	2,146	2,015
Downstream Participações Ltda.	1,625	1,623
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	1,540	1,473
Petrobras Biocombustível S.A.	1,156	1,194
Termomacaé Ltda	862	734
Petrobras Comercializadora de Energia Ltda. - PBEN	383	370
FAFEN Energia S.A.	365	343
Comperj Poliolefinas S.A.	309	309
Innova S.A.	303
Termoceará Ltda.	290	278
Baixada Santista Energia Ltda.	246	249
Sociedade Fluminense de Energia Ltda. - SFE	228	187
Usina Termelétrica de Juiz de Fora S.A.	143	132
Cia Mexilhão do Brasil	131
Comperj MEG S.A	77	77
Comperj Estirênicos S.A.	76	76
Other subsidiaries	322	2,988
Jointly controlled subsidiaries	926	880
Affiliated companies
BRK Investimentos Petroquímicos S.A.	2,154	2,108
Other affiliated companies	481	473
	49,968	49,715

	03.31.2011	12.31.2010

Subsidiaries, jointly controlled subsidiaries and affiliated companies	49,968	49,715

Goodwill	2,290	2,242

Unrealized income of the Parent Company	(1,249)	(1,150)

Other investments	147	148
Total investments	51,156	50,955

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

12.2 Investments (Consolidated)

	03.31.2011	12.31.2010
Affiliated companies
BRK Investimentos Petroquímicos S.A.	3,397	3,271
Other petrochemical investments	3,105	2,995
Guarani S.A.	891	680
Petroritupano - Orielo	404	413
Petrowayu - La Concepción	319	327
Petrokariña - Mata	207	212
UEG Araucária Ltda.	126	128
Refinor	62	57
Copergás - Cia Pernambucana de Gás		83
Other affiliated companies	481	483
	8,992	8,649

Other investments	230	230
	9,222	8,879

12.3 Investments in listed companies

				Quotation on stock
				exchange
	Lot of a thousand			(R$ per share)		Market value
Company	03.31.2011	12.31.2010	Type	03.31.2011	12.31.2010	03.31.2011	12.31.2010

Subsidiaries
Petrobras Argentina	678,396	678,396	ON	3.78	4.46	2,564	3,026
						2,564	3,026

Affiliated companies
Braskem	212,427	212,427	ON	17.30	17.80	3,675	3,781
Braskem	75,793	75,793	PNA	21.64	20.37	1,640	1,544
Quattor Petroquímica (*)		46,049	PN		6.99		322
						5,315	5,647

(*)On February 3, 2011, the company was delisted due to the merger of its shares by Braskem.

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

13 Property, plant and equipment

13.1 By type of asset

	Consolidated					Parent Company

	Land, buildings			Expenditures on exploration
	and	Equipment and	Assets under	and development Production of
	improvements	other assets	construction (*)	oil and gas (producing fields)	Total	Total
Balance at December 31, 2009	7,987	70,810	122,838	25,444	227,079	149,447
Additions	282	3,355	57,515	3,157	64,309	49,506
Capitalized interest			5,409	99	5,508	4,223
Business combination	61	70	18		149
Write-offs	(143)	(109)	(1,524)	(606)	(2,382)	(1,493)
Transfers	2,000	33,935	(44,992)	13,137	4,080	(1,863)
Depreciation, amortization and depletion	(843)	(7,650)		(5,730)	(14,223)	(10,149)
Impairment - formation		(181)		(265)	(446)	(434)
Impairment - reversal		131		408	539	538
Accumulated translation adjustment	26	(1,435)	(308)	(58)	(1,775)
Balance at December 31, 2010	9,370	98,926	138,956	35,586	282,838	189,775
Cost	13,308	163,566	138,956	77,555	393,385	271,824
Accumulated depreciation, amortization and
depletion	(3,938)	(64,640)		(41,969)	(110,547)	(82,049)
Balance at December 31, 2010	9,370	98,926	138,956	35,586	282,838	189,775
Additions	37	569	12,264	647	13,517	9,590
Capitalized interest			1,764		1,764	1,463
Business combination	48	33			81
Write-offs	(5)	(61)	(552)	(27)	(645)	(533)
Transfers	624	3,189	(4,610)	1,943	1,146	2,681
Depreciation, amortization and depletion	(159)	(1,870)		(1,350)	(3,379)	(2,479)
Impairment - reversal				1	1
Accumulated translation adjustment	(28)	(632)	(336)	(162)	(1,158)
Balance at March 31, 2011	9,887	100,154	147,486	36,638	294,165	200,497
Cost	13,874	165,765	147,486	79,558	406,683	284,444
Accumulated depreciation, amortization and
depletion	(3,987)	(65,611)		(42,920)	(112,518)	(83,947)
Balance at March 31, 2011	9,887	100,154	147,486	36,638	294,165	200,497

Weighted average useful life in years	25 (25 a 40)	20 (3 a 31)		Units of production method
	(except land)

(*) It includes assets for exploration, development and production of oil and gas.

At March 31, 2011, the property, plant and equipment of Consolidated and the Parent company includes assets originating from lease agreements that transfer benefits, risks and control in the amount of R$ 778 and R$ 17,740, respectively (R$ 789 and R$ 17,506 at December 31, 2010).

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

13.2 Depreciation

	Consolidated		Parent company
	Jan-Mar 2011	Jan-Mar 2010	Jan-Mar 2011	Jan-Mar 2010
Portion absorbed in funding:
Of assets	1,917	1,590	1,178	1,037
Of exploration and production expenditures	1,228	1,057	995	816
Capitalized / provisioned cost for abandonment of wells	122	141	108	100
	3,267	2,788	2,281	1,953

Portion recorded directly in the result	112	284	198	173
	3,379	3,072	2,479	2,126

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

14 Intangible assets

14.1 By type of asset

	Consolidated					Parent Company
		Software
				Goodwill from
				expectations of
	Rights and		Developed	future
	concessions	Acquired	in-house	profitability	Total	Total
Balance at December 31, 2009	5,607	375	1,364	925	8,271	3,216
Addition	312	90	328	3	733	455
Oil exploration rights – Onerous assignment	74,808				74,808	74,808
Acquisition through business combination	1			20	21
Capitalized interest			25		25	25
Write-off	(318)	(4)	(2)	(2)	(326)	(42)
Transfers	376	(11)	33	83	481	14
Amortization	(160)	(121)	(375)		(656)	(434)
Impairment - formation	(54)				(54)
Accumulated translation adjustment	(195)	(3)		(7)	(205)
Balance at December 31, 2010	80,377	326	1,373	1,022	83,098	78,042
Addition	82	27	62		171	82
Capitalized interest			9		9	9
Write-off		(1)			(1)	(1)
Transfers	(175)	23	(24)		(176)	2
Amortization	(57)	(29)	(92)		(178)	(113)
Accumulated translation adjustment	(76)	(2)		(4)	(82)	0
Balance at March 31, 2011	80,151	344	1,328	1,018	82,841	78,021

Estimated useful life - years	25	5	5	Indefinite

At March 31, 2011, the Company’s intangible assets include an onerous assignment agreement in the amount of R$ 74,808, entered into in 2010 between the Federal Government (assignor) and the National Petroleum Agency -ANP (regulator and inspector), referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area, limited to the production of five billion oil equivalent barrels in up to 40 years.

The agreement for concession of the rights establishes that at the time of the declaration of the commerciality of the reserves there will be a review of volumes and prices, based on independent technical reports. If the review determines that the acquired rights reach an amount greater than that initially paid, the Company may pay the difference to the Federal Government, recognizing this difference as an intangible asset, or it may reduce the overall volume acquired in the terms of the agreement. If the review determines that the acquired rights result in an amount lower than that initially paid, the Federal Government will reimburse the difference in legal tender or bonds, subject to the budgetary laws.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

14.2 Devolution of exploration areas to ANP

During the 1st quarter of 2011, the rights to the following exploration blocks were returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP):

Blocks – Exclusive concession of Petrobras:

Rio do Peixe basin: RIOP-T-41.
Santos basin: S-M-613, S-M-1356, S-M-1480.
Pelotas sea basin: P-M-1267, P-M-1349.

Blocks in partnership returned by their respective operators:

Santos basin: S-M-1227, S-M-792, S-M-791, S-M-1162, S-M-320.

14.3 Devolution to ANP of petroleum and natural gas fields operated by Petrobras

During the 1st quarter of 2011, there were no returns to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) on the part of Petrobras of rights to fields in the production stage.

15 Exploration activities and valuation of petrol and gas reserves

a) Exploration costs

	Consolidated		Parent Company
	Jan-Mar 2011	Jan-Mar 2010	Jan-Mar 2011	Jan-Mar 2010
Expenses with geology and geophysics	337	314	331	299
Wells without economic viability (dry wells)	411	593	401	537
Other exploration expenses	194	96	127	40
Total expenses	942	1,003	859	876

b) Cash used

	Consolidated		Parent Company
	Jan-Mar 2011	Jan-Mar 2010	Jan-Mar 2011	Jan-Mar 2010
Operating activities	387	394	331	299
Investment activities	1,767	2,757	1,669	1,442
Total cash used	2,154	3,151	2,000	1,741

c) Capitalized balances

	Consolidated		Parent Company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Intangible assets	78,235	78,400	76,078	76,221
Property, plant and equipment	14,591	15,729	8,612	9,309
Total assets	92,826	94,129	84,690	85,530

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

16 Financing

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03.31.2011	12.31.2010	03.31.2011	12.31.2010	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Abroad
Financial institutions	11,872	10,798	29,218	29,460	426	201	11,493	11,973
Bearer bonds - Notes, Global Notes and Bonds	1,068	1,242	30,100	19,617	773	747	0	0
Trust Certificates - Senior/Junior	114	116	283	318	0	0	0	0
Other	13	26	168	167	0	0	0	0
Subtotal	13,067	12,182	59,769	49,562	1,199	948	11,493	11,973

In Brazil
Export Credit Notes	388	110	10,474	10,489	388	110	10,474	10,495
National Bank for Economic and Social Development (BNDES)	1,718	2,103	32,404	32,753	26	182	8,068	8,254
Debentures	326	319	2,522	2,448	177	141	1,717	1,715
FINAME	71	72	554	532	70	71	414	387
Bank Credit Certificate	48	53	3,606	3,606	48	54	3,606	3,606
Other	818	653	2,874	2,661	0	0	0	0
Subtotal	3,369	3,310	52,434	52,489	709	558	24,279	24,457
	16,436	15,492	112,203	102,051	1,908	1,506	35,772	36,430

Interest on financing	1,573	1,558			847	592
Current portion of the financing in
non-current liabilities (Principal)	4,655	5,109			1,061	914
Short-term financing	10,208	8,825
	16,436	15,492			1,908	1,506

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

16.1 Maturities of the principal and interest of the financing in non-current liabilities

	03.31.2011
	Consolidated	Parent Company
2012	5,935	1,702
2013	4,890	407
2014	6,224	1,713
2015	9,421	2,361
2016 onwards	85,733	29,589
Total	112,203	35,772

16.2 Interest rates for the financing in non-current liabilities

	Consolidated		Parent company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Abroad
Up to 6%	45,269	36,321	11,447	11,912
From 6 to 8%	12,814	11,173	46	61
From 8 to 10%	1,013	1,365
From 10 to 12%	60	61
More than 12%	613	642
	59,769	49,562	11,493	11,973

In Brazil
Up to 6%	7,668	4,480	414	387
From 6 to 8%	25,396	30,097	8,068	8,254
From 8 to 10%	2,318	990	201	234
From 10 to 12%	2,761	16,922	1,516	15,582
More than 12%	14,291		14,080
	52,434	52,489	24,279	24,457
	112,203	102,051	35,772	36,430

16.3 Balances per currencies in non-current liabilities

	Consolidated		Parent Company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
US dollar	57,172	46,870	11,377	11,852
Yen	2,616	2,734	116	122
Euro	224	214	0	0
Real (*)	52,064	51,911	24,279	24,456
Other	127	322	0	0
	112,203	102,051	35,772	36,430

At March 31, 2011, it includes R$ 22,966 in financing in local currency parameterized to the variation of the US dollar; and also in financing abroad in reais parameterized to the variation of the general market price index (IGPM).

The hedges operations contracted for coverage of notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 30 and 31, respectively.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

16.4 Weighted average rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of works in progress, was 5.27% p.a. in the 1st quarter of 2011(4.89% p.a. in the 1st quarter of 2010).

16.5 Raising of capital

The main long-term raising of capital carried out in the 1st quarter of 2011 is presented as follows:

a) Abroad

		Amount
Company	Date	(US$ million)	Maturity	Description
PifCo	jan/11	6,000	2016, 2021 and 2041	Global notes in the amounts of US$ 2,500, US$ 2,500 and US$ 1,000 with a coupon of 3.875%, 5.375% and 6.75% respectively
PNBV	mar/11	650	2015 and 2021	Loan from Bank of Tokyo-Mitsubishi - Libor plus 1.25% p.a. and Loan from Banco Santander S.A., HSBC Bank PLC, HSBC Bank USA, N.A. and Sace S.P.A.- Libor plus 1.10% p.a.

CHARTER	jan/11	750	2018	Loan from Standard Shartered – Libor + 1.5% p.a.

		7,400

16.6 Other information

The loans and the financing are intended mainly for the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

16.6.1 Financing with official credit agencies

a) Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Balance	Description

Petrobras	China Development Bank	10,000	7,000	3,000	Libor + 2.8%a.a.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) In Brazil

Company	Agency	Contracted	Used	Balance	Description

Petrobras	Banco do Brasil	500	381	119	Commercial Credit Certificate (FINAME) - 4.5% p.a.

Petrobras	Caixa Econômica Federal	300		300	Bank Credit Certificate – Revolving Credit – 110% p.a. of average CDI

					Program for Modernization and Expansion of the Fleet (PROMEF) - TJLP + 2.5% p.a for domestic 3% p.a. for imported.
Transpetro (*)	BNDES	9,005	569	8,436

(*) Agreements were entered into for purchase and sale of 41 ships and 20 convoy vessels with 6 Brazilian shipyards in the amount of R$ 10,006, where 90% is financed by BNDES.

16.6.2 Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Government in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian treasury until the settlement of the obligations guaranteed by the Federal Government.

In guarantee of the debentures, Refap has a short-term investment account (deposits tied to loans), indexed to the variation of the Interbank Deposit Certificate (CDI). The balance of the account must be three times the value of the sum of the last payment due of the amortization of the principal and related charges.

Petrobras develops structured projects through Specific Purpose Entities (SPE) for the purpose of providing funds for the continuous development of its transport and oil and gas production infrastructure projects, in addition to improvements in refineries, where the guarantees given to the Brazilian and international financial agents are the assets, themselves, of the projects, as well as lien of credit rights and shares of the SPEs.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

17 Leasing

17.1 Receipts / minimum payments of financial leasing with transfer of benefits, risks and control

	03.31.2011
	Consolidated		Parent Company
	Minimum	Minimum	Minimum
	receipts	payments	payments

2011	214	167	2,448
2012 - 2015	1,247	165	13,733
2016 onwards	4,121	107	8,673
Estimated payments/receipts from commitments
	5,582	439	24,854
Less amount of annual interest	(2,694)	(79)	(6,575)

Present value of the minimum payments/receipts	2,888	360	18,279
Current	81	159	3,442
Non-current	2,807	201	14,837
At March 31, 2011	2,888	360	18,279
Current	131	176	3,149
Non-current	2,827	196	14,976
At December 31, 2011	2,958	372	18,125

17.2 Minimum payments of operating leases without transfer of benefits, risks and control

	03.31.2011
	Consolidated	Parent Company
2011	13,885	15,723
2012 - 2015	65,066	63,849
2016 onwards	876	55,507
At March 31, 2011	79,827	135,079
At December 31, 2011	80,108	137,679

In the 1st quarter of 2011 the Company paid the amount of R$ 2,839 (R$ 4,289 in the Parent company), recognized as an expense in the period.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

18 Provisions for dismantling of areas (non-current)

	Consolidated	Parent Company
Balance at December 31, 2009	4,791	4,419
Addition	2,288	2,087
Reversal	(493)	(493)
Use	(485)	(158)
Transfers	194
Updating of interest	229	217
Accumulated translation adjustment	(19)
Balance at December 31, 2010	6,505	6,072
Addition	11
Reversal	(93)	(85)
Use	(22)	-
Transfers	54	53
Business combinations	(12)	-
Balance at March 31, 2011	6,443	6,040

19 Taxes, contributions and profit-sharing

19.1 Recoverable taxes

Current assets	Consolidated		Parent company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
In Brazil:
ICMS	3,250	2,650	2,076	1,662
PASEP/COFINS	4,284	3,458	3,873	3,021
CIDE	89	75	89	66
Income tax	1,357	1,479	850	748
Social contribution	226	359	132	189
Other taxes	415	390	226	225
	9,621	8,411	7,246	5,911
Abroad:
Added value tax - VAT	81	95
Other taxes	476	429
	557	524
	10,178	8,935	7,246	5,911

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

19.2 Taxes, contributions and profit-sharing payable

Current liabilities	Consolidated		Parent company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
ICMS	2,333	1,968	1,953	1,622
PASEP/COFINS	999	1,125	793	848
CIDE	813	751	747	684
Special interest /Royalties	4,318	3,618	4,274	3,583
Income tax and social contribution withheld at
source	519	685	507	640
Current income tax and social contribution	898	1,001	235
Other taxes	912	1,102	360	460
	10,792	10,250	8,869	7,837

19.3 Deferred income tax and social contribution - non-current

	Consolidated		Parent company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Non-current
Assets
Deferred income tax and social contribution	6,904	6,471	3,132	2,951
Deferred ICMS	2,104	2,421	1,815	2,005
Deferred PASEP and COFINS	7,763	8,063	6,441	6,834
Other	297	256
	17,068	17,211	11,388	11,790
Liabilities
Deferred income tax and social contribution	28,889	26,118	24,253	21,808
Other	72	43	32
	28,961	26,161	24,285	21,808

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

19.4 Deferred income tax and social contribution

Tax on income in Brazil comprises income tax and social contribution on net income, where the applicable official rates are 25% and 9%, respectively.

The changes in deferred income tax and social contribution is presented as follows:

	Changes in net deferred taxes
	Consolidated									Parent Company

		Accounts		Provision for			Interest on
	Property, plant	receivable/payable,	Financial	legal			shareholders’
	and equipment	loans and financing	leases	proceedings	Tax losses	Inventories	equity	Others	Total	Total
At December 31, 2009	(14,492)	(450)	(1,369)	203	542	995	358	483	(13,730)	(13,545)
Recognition in the results for the year	(5,177)	(1,480)	246	155	228	(154)	396	(8)	(5,794)	(5,148)
Recognition in shareholders' equity	-	-	-	-	-	-	-	(168)	(168)	(163)
Accumulated translation adjustment	52	1	-	51	(55)	-	-	(14)	35	-
Other	34	72	(17)	88	(5)	-	-	(162)	10	(1)
At December 31, 2010	(19,583)	(1,857)	(1,140)	497	710	841	754	131	(19,647)	(18,857)

Recognition in the results for the year	(1,290)	(1,314)	(47)	(2)	85	160	133	(98)	(2,373)	(2,320)
Recognition in shareholders' equity	-	-	-	-	-	-	-	55	55	52
Accumulated translation adjustment	4	1	-	(56)	61	-	-	8	18	-
Other	13	43	(54)	(11)	(29)	-	-	1	(37)	4
At March 31, 2011	(20,856)	(3,127)	(1,241)	428	827	1,001	887	97	(21,984)	(21,121)

							Deferred tax assets		6,471	2,951
							Deferred tax liabilities		(26,118)	(21,808)
							At December 31, 2010		(19,647)	(18,857)

							Deferred tax assets		6,905	3,132
							Deferred tax liabilities		(28,889)	(24,253)
							At March 31, 2011		(21,984)	(21,121)

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of the future events, both of which are based on projections that have been made.

As of March 31, 2011, the Company had unrecorded tax credits in the amount of R$ 1,112 (R$ 1,804 at December 31, 2010) resulting from accumulated tax losses, originating mainly from oil and gas exploration and production activities in the United States in the amount of R$ 769 (US$ 472 million), whose statute of limitations is 20 years as from the date of their creation.

19.5 Reconciliation of income tax and social contribution on income

The reconciliation of the taxes calculated according to nominal, statutory rates and the amount of taxes recorded are presented as follows:

	Consolidated		Parent Company
	Jan-Mar 2011	Jan-Mar 2010	Jan-Mar 2011	Jan-Mar 2010

Income for the period before taxes and after employee profit sharing	14,835	10,737	13,544	10,196

Income taxand social contribution at statutory rates (34%)	(5,044)	(3,651)	(4,605)	(3,467)

Adjustments for calculation of the effective rate:

• Credit resulting from inclusion of interest on shareholders'	887	597	887	597

• Results of companies abroad with different rates	642	222

• Tax incentives	20	21	15	13

• Tax losses	(104)	(51)

• Permanent additions, net	(96)	(152)	951	293

• Other	4	74	53	59
Income taxand social contribution expenses	(3,641)	(2,940)	(2,699)	(2,505)
Deferred income tax/social contribution	(2,374)	446	(2,320)	241
Current income tax/social contribution	(1,267)	(3,386)	(379)	(2,746)
	(3,641)	(2,940)	(2,699)	(2,505)
Effective rate for income taxand social contribution	24.5%	27.4%	19.9%	24.6%

(*) It includes equity accounting.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

20 Employee benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, and has a health care plan, with defined benefits, that covers the present and retired employees of the companies in Brazil and their dependents.

The changes in the benefits granted to employees is presented as follows:

	Consolidated			Parent Company
	Pension plan	Healthcare plan	Total	Total

Balance at December 31, 2009	4,598	10,774	15,372	14,270
(+) Costs incurred in the year	980	1,533	2,513	2,298
(-) Payment of contributions	(525)	(523)	(1,048)	(958)
(-) Payment of the financial commitment agreement	(254)		(254)	(239)
Others	(4)	2	(2)
Balance at December 31, 2010	4,795	11,786	16,581	15,371

Current	680	623	1,303	1,209
Non-current	4,115	11,163	15,278	14,162
	4,795	11,786	16,581	15,371
(+) Costs incurred in the period	260	462	722	659
(-) Payment of contributions	(106)	(136)	(242)	(223)
Others	(6)		(6)	1
Balance at March 31, 2011	4,943	12,112	17,055	15,808

Current	725	623	1,348	1,278
Non-current	4,218	11,489	15,707	14,530
	4,943	12,112	17,055	15,808

The net expenditure with the pension and healthcare plans includes the following components:

	Jan-Mar 2011
	Consolidated				Parent Company
	Pension plan
	Defined	Variable	Healthcare
	benefit	contribution	plan	Total	Total

Current service cost	97	77	61	235	212
Cost of interest:
· With financial commitment agreement	189			189	175
· Actuarial	1,359	21	388	1,768	1,655
Estimated income from the plan's assets	(1,383)	(9)		(1,392)	(1,308)
Unrecognized amortization of actuarial
(gains) / losses	1	1	12	14	10
Contributions by members	(100)			(100)	(93)
Unrecognized past service cost	6	2	1	9	8
Others	(1)			(1)
Net cost in Jan-Mar 2011	168	92	462	722	659

Related to present employees:
activities	59	33	89	181	177
Directly to income	18	57	75	150	122
Related to retired employees	91	2	298	391	360
Net cost in Jan-Mar 2011	168	92	462	722	659
Net cost in Jan-Mar 2010	229	40	382	651	574

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

At March 31, 2011, the balances of the Financial Commitment Agreements, signed in 2008 by the Company and Petros, totaled R$ 4,973 (R$ 4,693 in the Parent Company), on which R$ 118 (R$ 111 in the Parent Company) in interest falls due in 2011. On the same date, the Company has long-term National Treasury Notes in the amount of R$ 4,826 (R$ 4,588 in the Parent Company), which will be held in the Company’s portfolio in guarantee of the financial commitment agreements.

In the first quarter of 2011, the Company’s contribution to the defined contribution portion of the Petros 2 plan was R$ 119 (R$ 112 in the Parent Company).

21 Equity

21.1Paid in capital

At March 31, 2011, subscribed and fully paid-in capital amounting to R$ 205,357 is represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book entry shares with no par value.

Capital increase with reserves in 2011

The Special General Shareholders’ Meeting held jointly with the General Shareholders’ Meeting on April 28, 2011 approved the capital increase for the Company from R$ 205,357 to R$ 205,380, through capitalization of part of the tax incentive profit reserve established in 2010 in the amount of R$ 23, in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Government Minister for National Integration. This capitalization was made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6404/76.

Amendment of the Bylaws

The Special General Shareholders' meeting, held on January 31, 2011, approved the amendment of the Company's bylaws as follows:

a) to amend article 4, main clause, in order to establish that the Company’s capital is now reported as being R$ 205,357, divided into 13,044,496,930 registered, book-entry shares, with no par value, of which 7,442,454,142 are common shares and 5,602,042,788 preferred shares;

b) to exclude paragraphs 1, 2 and 3 of article 4th , in order to remove the limit of authorized capital for common and preferred shares issued by the Company, which, in the terms of Law 6404/76, would permit under certain circumstances an increase in the Company’s capital regardless of statutory amendments, through a decision of the Board of Directors;

c) to insert a new first paragraph in article 4th , in order to establish that capital increases through the issuing of shares shall be submitted previously to the decision of the General Shareholders’ Meeting;

d) to renumber as paragraph 2, the current paragraph 4 of article 4th ;

e) to renumber as paragraph 3, the current paragraph 5 of article 4th ;

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

f) to exclude clause IX of the article, which establishes the jurisdiction for the Board of Directors to decide on capital increases within the authorized limit, since the Company will no longer have authorized capital;

g) to amend clause III of article 40, which defines increases in the capital as jurisdiction of the General Shareholders’ Meeting, deleting the exceptions to the hypotheses of authorized capital, which will no longer exist;

h) to exclude article 62, which defines the transitory provisions approved in the Special General Shareholders’ Meeting of June 22, 2010.

21.2 Dividends

a) Dividends – fiscal year 2010

The Annual General Shareholders’ Meeting of April 28, 2011 approved dividends referring to 2010, in the amount of R$ 11,728, corresponding to 35.50% of the basic profit for dividend purposes and R$ 1.03 per common and preferred, without distinction, which comprise the capital.

The dividends include interest on shareholders' equity in the total amount of R$ 10,163, distributed as follows:

Payment	Date of approval by Board of Directors	Date shareholder position	Date of payment	Amount of payment	Gross amount per share (ON and PN) (R$)

1st payment of interest on shareholders' equity	05.14.2010	05.21.2010	05.31.2010	1,755	0.20
2nd payment of interest on shareholders' equity	07.16.2010	07.30.2010	08.31.2010	1,755	0.20
3rd payment of interest on shareholders' equity	10.22.2010	11.01.2010	11.30.2010	1,826	0.14
4th payment of interest on shareholders' equity	12.10.2010	12.21.2010	12.30.2010	2,609	0.20
5th payment of interest on shareholders' equity	02.25.2011	03.21.2011	31.03.2011	2,218	0.17
Dividends	02.25.2011	04.28.2011	Up to 06.27.2011	1,565	0.12
				11,728	1.03

The portions of the interest on shareholders’ equity distributed in advance in 2010 were discounted from the proposed dividends for this year and restated by the SELIC rate from the date of their payment up to December 31, 2010. The dividend is being monetarily restated from December 31, 2010 until payment date, in accordance with the variation of the SELIC rate.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) Interest on shareholders’ equity – fiscal year 2011

On April 29, 2011, the Board of Directors approved distribution in advance of remuneration to the shareholders in the form of interest on shareholders’ equity in the amount of R$ 2,609, corresponding to a gross amount of R$ 0.20 per common or preferred share, to be paid not later than July 30, 2011, based on the shareholding position at May 11, 2011.

This interest on shareholders’ equity should be discounted from the remuneration that is distributed on the closing of fiscal year 2011. The amount will be monetarily restated, according to the variation of the SELIC rate from the date of effective payment until the end of 2011.

The interest on shareholders’ capital is subject to the levy of income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

21.3 Income per Share

	Consolidated		Parent company
	Jan-Mar 2011	Jan-Mar 2010	Jan-Mar 2011	Jan-Mar 2010

Net income attributable to shareholders of Petrobras	10,985	7,726	10,845	7,691
Weighted average of the number of common and
preferred shares outstanding (No. Shares)	13,044,496,930	8,774,076,740	13,044,496,930	8,774,076,740
Basic and diluted net income per common and preferred
share ( R$ per share)	0.84	0.88	0.84	0.88

22 Sales revenue

	Consolidated		Parent company
	Jan-Mar 2011	Jan-Mar 2010	Jan-Mar 2011	Jan-Mar 2010

Gross sales revenue	69,163	63,324	52,612	48,247
Sales charges	(14,363)	(12,912)	(12,515)	(11,295)
Sales revenue	54,800	50,412	40,097	36,952

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

23 Expenses by nature

	Consolidado		Parent Company
	Jan-Mar 2011	Jan-Mar 2010	Jan-Mar 2011	Jan-Mar 2010
Depreciation, depletion and amortization	(3,559)	(3,265)	(2,627)	(2,289)
Expenses with personnel	(4,236)	(3,479)	(3,144)	(2,720)
Raw material / products purchased	(19,872)	(18,852)	(14,325)	(12,781)
Government interest	(6,257)	(5,099)	(6,108)	(4,974)
Contracted services, freight, rents and general charges	(4,798)	(4,308)	(2,074)	(1,553)
	(38,722)	(35,003)	(28,278)	(24,317)

Cost of goods sold	(34,596)	(31,102)	(24,703)	(21,342)
Selling expenses	(2,116)	(2,072)	(2,251)	(1,750)
Administrative and general expenses	(2,010)	(1,829)	(1,324)	(1,225)
	(38,722)	(35,003)	(28,278)	(24,317)

24 Other operating expenses, net

	Consolidated		Parent Company
	Jan-Mar 2011	Jan-Mar 2010	Jan-Mar 2011	Jan-Mar 2010

Unprogrammed stoppages and pre-operating expenditures	(474)	(122)	(240)	(121)
Healthcare and pension plans	(391)	(408)	(360)	(384)
Institutional relations and cultural projects	(270)	(232)	(262)	(223)
Corporate expenses on security, environment and health care	(196)	(106)	(196)	(106)
Adjustment to market value of inventories	(70)	(117)	(38)	(3)
Losses and contingencies with judicial proceedings	(48)	(1,030)	(26)	(1,004)
Operating expenses with thermoelectric power stations	(14)	(158)	(126)	(232)
Loss in the recovery value of assets - Impairment	1	(194)
Government subsidies and assistance	61	194	61	194
Other	(456)	(72)	(485)	(331)
	(1,857)	(2,245)	(1,672)	(2,210)

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

25 Net financial result

	Consolidated		Parent Company
	Jan-Mar 2011	Jan-Mar 2010	Jan-Mar 2011	Jan-Mar 2010

Exchange income (expenses) on cash and cash equivalents	(114)	84	(146)	41
Exchange income (expenses) on financing	404	(133)	281	57
Exchange income (expenses) on leasing with third parties		(40)
Monetary variation on BNDES financing (*)	497	(523)	189	(199)
Exchange effects on net indebtedness	787	(612)	324	(101)

Monetary variation on financing	(38)	(93)	(36)	(72)

Expenses with financing	(1,937)	(1,543)	(1,081)	(1,092)
Earnings on financial investments	885	355	665	169
Income from government bonds for trading	405		405
Net result from FIDC-NP			(249)	(274)
Net financial expenses	(647)	(1,188)	(260)	(1,197)

Financial result on net indebtedness	102	(1,893)	28	(1,370)
Capitalized financial charges	1,773	1,102	1,471	877
Hedge on sales and financial operations	(236)	(84)	73	(5)
Income from securities available for sale	181	153	176	150
Income from securities held until maturity	74	13	149	43
Other financial expenses and income, net	(71)	(120)	(2)	19
Other exchange and monetary variations, net	199	128	(106)	402
Net financial result	2,022	(701)	1,789	116

Financial result (**)
Income	1,793	760	1,692	912
Expenses	(718)	(884)	(86)	(1,026)
Exchange and monetary variations, net	947	(577)	183	230
	2,022	(701)	1,789	116

(*) Monetary variation on financing in local currency parameterized to the variation of the US dollar.
(**) Pursuant to item 3.06 of the income statement.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

26 Supplementary information on the statement of cash flows

	Consolidated		Parent Company
Additional information on cash flows:	Jan-Mar 2011	Jan-Mar 2010	Jan-Mar 2011	Jan-Mar 2010
Amounts paid and received during the year
Interest paid, net of capitalized amount	1,673	1,633	738	1,025
Interest received on loans			616	248
Income tax and social contribution	573	1,364	2	960
Third party income tax withheld at source	933	739	887	667
	3,179	3,736	2,243	2,900
Investment and financing transactions not involving cash
Acquisition of property, plant and equipment on credit	77	49
Acquisition of corporate investments			526
Contracts with transfer of benefits, risks and control of assets			174	13
Formation of provision for dismantling of areas	5	64

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

27 Segment reporting

Assets	E&P	Supply	Gas & Energy	Biofuel (*)	Distribution	International	Corporate	Elimination	Total

Current	8,619	35,498	3,707	276	6,551	5,906	71,551	(12,072)	120,036
Non-current	225,566	95,402	46,304	2,022	5,897	23,670	26,055	(7)	424,909
Long-term receivables	6,018	6,277	3,045	137	1,015	4,042	18,154	(7)	38,681
Investment		6,502	202	1,038	20	1,312	148		9,222
Property, plant and equipment	142,870	82,328	41,980	809	4,174	15,202	6,802		294,165
Intangible assets	76,678	295	1,077	38	688	3,114	951		82,841

03.31.2011	234,185	130,900	50,011	2,298	12,448	29,576	97,606	(12,079)	544,945

Current	6,133	28,853	4,523	283	6,580	5,750	64,558	(9,995)	106,685
Non-current	221,468	88,772	45,652	1,775	5,700	24,119	25,835	(36)	413,285
Long-term receivables	6,268	6,024	2,829	147	951	4,054	18,233	(36)	38,470
Investment		6,276	295	802	16	1,340	150		8,879
Property, plant and equipment	138,519	76,186	41,262	788	4,050	15,559	6,474		282,838
Intangible assets	76,681	286	1,266	38	683	3,166	978		83,098

12.31.2010	227,601	117,625	50,175	2,058	12,280	29,869	90,393	(10,031)	519,970

(*) As from 2011, business dealings with biofuels are presented in their own segment. Previously this information was allocated in the corporate agencies group. To facilitate comparison, we reclassified the information from the previous period.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

	Jan-Mar 2011
	E&P	Supply	Gas & Energy	Biofuel(*)	Distribution	International	Corporate	Elimination	Total

Sales revenue	28,043	44,322	3,825	202	16,698	7,273		(45,563)	54,800
Intersegments	28,005	14,699	563	160	319	1,817		(45,563)
Third parties	38	29,623	3,262	42	16,379	5,456			54,800
Cost of goods sold	(12,210)	(43,216)	(2,460)	(218)	(15,230)	(5,472)		44,210	(34,596)
Gross profit	15,833	1,106	1,365	(16)	1,468	1,801		(1,353)	20,204
Income (expenses)	(1,691)	(1,600)	(620)	(46)	(909)	(898)	(1,984)	80	(7,668)
Selling, administrative and general expenses	(189)	(1,243)	(497)	(37)	(912)	(412)	(891)	55	(4,126)
Exploration costs for the extraction of oil	(858)					(84)			(942)
Research and development	(283)	(88)	(15)		(2)		(104)		(492)
Tax	(21)	(25)	(28)	(1)	(12)	(60)	(104)		(251)
Other	(340)	(244)	(80)	(8)	17	(342)	(885)	25	(1,857)
Income before financial results, profit-sharing and taxes	14,142	(494)	745	(62)	559	903	(1,984)	(1,273)	12,536
Net financial result							2,022		2,022
Equity in earnings of investments		225	15	28		8	1		277
Income before profit sharing and taxes	14,142	(269)	760	(34)	559	911	39	(1,273)	14,835
Income tax/social contribution	(4,808)	168	(253)	21	(190)	(67)	1,056	432	(3,641)
Net income	9,334	(101)	507	(13)	369	844	1,095	(841)	11,194
Result attributable to minority interests	(7)	6	8			(1)	(215)		(209)
Net income attributable to shareholders of Petrobras	9,327	(95)	515	(13)	369	843	880	(841)	10,985

(*) As from 2011, business dealings with biofuels are presented in their own segment. Previously this information was allocated in the corporate agencies group. To facilitate comparison, we reclassified the information from the previous period.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

	Jan-Mar 2010
	E&P	Supply	Gas & Energy	Biofuel(*)	Distribution	International	Corporate	Elimination	Total

Sales revenue	23,389	41,274	3,083	106	15,300	5,840		(38,580)	50,412
Intersegments	23,276	13,493	326	104	328	1,053		(38,580)
Third parties	113	27,781	2,757	2	14,972	4,787			50,412
Cost of goods sold	(10,403)	(37,992)	(1,782)	(108)	(13,962)	(4,503)		37,648	(31,102)
Gross profit	12,986	3,282	1,301	(2)	1,338	1,337		(932)	19,310
Income (expenses)	(1,926)	(1,412)	(743)	(32)	(772)	(640)	(2,232)	64	(7,693)
Selling, administrative and general expenses	(162)	(1,251)	(473)	(15)	(797)	(401)	(864)	62	(3,901)
Exploration costs for the extraction of oil	(876)					(127)			(1,003)
Research and development	(203)	(63)	(17)		(2)	(1)	(105)		(391)
Tax	(13)	(25)	(11)		(8)	(42)	(54)		(153)
Other	(672)	(73)	(242)	(17)	35	(69)	(1,209)	2	(2,245)

Income before financial results, profit-sharing and taxes	11,060	1,870	558	(34)	566	697	(2,232)	(868)	11,617
Net financial result							(701)		(701)
Equity in earnings of investments		(103)	(38)		(12)	(5)	(21)		(179)
Income before profit sharing and taxes	11,060	1,767	520	(34)	554	692	(2,954)	(868)	10,737

Income tax/social contribution	(3,761)	(636)	(189)	12	(192)	(184)	1,714	296	(2,940)
Net income	7,299	1,131	331	(22)	362	508	(1,240)	(572)	7,797
Result attributable to minority interests	13	(15)	(8)			(61)			(71)
Net income attributable to shareholders of Petrobras	7,312	1,116	323	(22)	362	447	(1,240)	(572)	7,726

(*) As from 2011, business dealings with biofuels are presented in their own segment. Previously this information was allocated in the corporate agencies group. To facilitate comparison, we reclassified the information from the previous period.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Consolidated Statement per International Business Area - Mar 2011
	Jan-Mar 2011
	E&P	Supply	Gas & Energy	Distribution	Corporate	Elimination	Total
Statement of Income

Sales revenue	2,108	3,698	533	2,032		(1,098)	7,273
Intersegments	1,765	1,038	106	16		(1,108)	1,817
Third parties	343	2,660	427	2,016		10	5,456

Income (loss) before financial results, profit-sharing and taxes	808	217	101	(35)	(188)		903

Net income attributable to shareholders of Petrobras	747	221	76	(40)	(161)		843
	Jan-Mar 2010
	E&P	Supply	Gas & Energy	Distribution	Corporate	Elimination	Total
Statement of Income

Sales revenue	1,498	3,100	566	1,618		(942)	5,840
Intersegments	1,183	704	101	18		(953)	1,053
Third parties	315	2,396	465	1,600		11	4,787

Income (loss) before financial results, profit-sharing and taxes	673	(68)	118	62	(74)	(14)	697

Net income attributable to shareholders of Petrobras	483	(62)	68	59	(87)	(14)	447

Assets	E&P	Supply	Gas & Energy	Distribution	Corporate	Elimination	Total

At 03.31.2011	20,938	5,337	3,165	1,659	2,586	(4,109)	29,576

At 12.31.2010	20,715	5,433	3,213	1,645	2,801	(3,938)	29,869

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

28 Legal proceedings and contingencies

28.1 Provisions for legal proceedings

	Consolidated		Parent company
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Labor grievances	186	196	66	88
Tax processes	629	617	67	68
Civil processes (*)	401	358	284	269
Other processes	140	201
	1,356	1,372	417	425
Current
Non-current	1,356	1,372	417	425
(*) Net of deposits in court, when applicable.

	Contingencies
	Consolidated	Parent Company
Balance at December 31, 2009	919	252
Addition	1,394	845
Reversal	-	-
Use	(859)	(598)
Transfers	(88)	(83)
Updating of interest	9	9
Business combinations	13
Accumulated translation adjustment	(16)
Balance at December 31, 2010	1,372	425
Addition	36
Reversal	(8)	(8)
Use	(32)
Transfers	(7)
Accumulated translation adjustment	(5)
Balance at March 31, 2011	1,356	417

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Triunfo Agro Industrial S.A and others

During the year 2000, Triunfo Agro Industrial and others filed a suit against Petrobras, claiming losses and damages as a result of the annulling of a credit assignment transaction - excise tax (IPI) premium. The hearing by the Superior Court of Rio de Janeiro, in the second instance, was unfavorable to Petrobras and approval was denied for the appeal lodged by the Company. Petrobras filed special and extraordinary appeals, which were not admitted, which generated the filing of interlocutory appeals to the Superior Court of Justice and the Federal Supreme Court, respectively, which are awaiting a hearing

Parallelly to the filing of the aforementioned appeals, on September 28, 2010 Petrobras filed a motion for annulling judgment before the full bench of the Court of Rio de Janeiro, where it obtained an injunction that prohibits any withdrawal of values on the part of the plaintiffs of the suit.

The amount of the claim by the plaintiffs, estimated at $ 511, is under attachment through a blocked deposit in court.

Fishermen’s Federation of Rio de Janeiro - FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all those that proved they were fishermen when the accident happened. According to the records of the national fishermen’s registry, only 3,339 people were eligible to claim indemnification.

On February 2, 2007, a decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, it established the parameters for the respective calculations, which, based on these criteria, would result in an amount of R$ 1,102. Petrobras appealed against this decision before the Superior Court of Rio de Janeiro, as the parameters stipulated in the decision are contrary to those specified by the Superior Court of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, a decision was published by the First Civil Chamber of the Superior Court of the State of Rio de Janeiro denying approval to the appeal by Petrobras and granting approval to the appeal by FEPERJ. Special appeals were lodged by Petrobras against this decision, which in a decision handed down on November 19, 2009 by the Superior Court of Justice, were considered fit to annul the court decision of the First Civil Chamber of the Court of Appeals of Rio de Janeiro. Requests for resolution of a split decision lodged by FEPERJ, which are awaiting a hearing.

Based on the calculations prepared by the Company’s experts, the amount of R$ 52, updated to March 31, 2011, was maintained as representing the amount that the Company understands will be established by the higher courts at the end of the proceedings.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Companhia Locadora de Equipamentos Petrolíferos - CLEP

On July 16, 2009, CLEP received a notice of infraction, referring to questioning with respect to the rate for income tax withheld at source, applicable to the issuing of securities abroad. There is the possibility of applying the treaty between Brazil and Japan. On August 14, 2009, CLEP filed a refutation of the notice of infraction received. On September 3, 2009 the process was remitted to the control and hearing service - DRJ. The petition for an injunction for renewal of the notification of the decision handed down in the Administrative Process.

The estimated maximum exposure as of March 31, 2011 is R$ 422, which is recorded in non-current liabilities of the balance sheet.

28.2 Legal proceedings not provisioned for

a) Processes included in the period

Description	Current situation

Plaintiff: National Petroleum Agency (ANP)
Nature: Civil

Differences in payment for special participation in the Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador Fields– Campos Basin.

On February 7, 2011, Petrobras received notice from ANP, which instituted an administrative process and established payment of new sums of money considered to be owed for the period between the 1st quarter of 2005 and the 1st quarter of 2010, referring to amounts that would have been underpaid by the concessionaire.

On February 22, 2011, Petrobras presented its defense for the administrative process, requesting that the official notification be considered invalid, since the facts that ANP used as the basis for concluding on the regularity of the payment of the Special Participation do not correspond to the actual facts.

If ANP’s administrative decision is upheld, Petrobras will assess the possibility of litigation to suspend and annul the collection of the differences in the Special Participation.

Estimated maximum exposure: R$ 564

b) Processes disclosed previously and updated to 03.31.2011

Description	Current situation

Plaintiff: Federal Revenue Department of Rio de Janeiro
Nature: Tax

Tax deficiency notice related to withholding income tax calculated on remittances of payments for affreightment of vessels referring to the period from 1999 to 2002.

Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, which denied approval of the appeal filed by the Company. Petrobras considers that it applied the prevailing tax legislation correctly, which is why it will resort to judicial means to pursue its defense.

Estimated maximum exposure: R$ 4,562

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Description	Current situation

Plaintiff: SRP - Social Security Department
Nature: Tax

Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS, which attributed joint liability to the company for the contracting of civil construction and other services.

Of the amounts the company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 115 is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 332 tax deficiency notices amounting to R$ 363 as of March 31, 2011. The position of the Petrobras legal department for these deficiency notices is minimal risk of future disbursement.

Plaintiff: Federal Revenue Department of Rio de Janeiro
Nature: Tax

Tax deficiency notice referring to import duty (II) and excise tax (IPI), contesting the tax classification as Other Electrogenic Groups for the importing of equipment belonging to the thermoelectric power station, Termorio S.A.

On August 15, 2006, Termorio filed in the Federal Revenue Inspectorate of Rio de Janeiro a refutation of this notice of infraction as it considers that the tax collecting classifications that were made were supported by a technical report from a renowned institute. On October 11, 2007, the First Panel of Judges considered the tax assessment as invalid, overcoming one judge who voted for partial validity. The Federal Revenue Inspectorate filed an ex-officio appeal to the Taxpayers’ Council Porto Alegre - RS and this request has not yet been heard.

Maximum updated exposure: R$ 800

Plaintiff: Federal Revenue Department
Nature: Tax

CIDE - Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.

The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 1,200

Plaintiff: Federal Revenue Department Nature: Tax Withholding income tax (IRRF) on remittances abroad for payment of petroleum imports

The lower court considered the assessment to have grounds.
There was an appeal by the Federal Revenue Department to the Taxpayers’' Council that was approved. Petrobras filed a spontaneous appeal which is awaiting a hearing.

Maximum updated exposure: R$ 900

Plaintiff: Federal Revenue Department of Rio de Janeiro Nature: Tax Corporate income tax (IRPJ) and social contribution (CSLL) 2003 - Fine on arrears on payment made through voluntary disclosure.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 346.

Plaintiff: Federal Revenue Department Nature: Tax Non payment of CIDE by Petrobras on imports of naphtha sold to Braskem.

The lower court considered the assessment to have grounds.
Petrobras filed a spontaneous appeal which was transformed into inspections in the Company’s establishments. Diligence attended. It is awaiting the hearing of the spontaneous appeal.

Maximum updated exposure: R$ 2,212.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Description	Current situation
Plaintiff: State Finance Department of Rio de Janeiro Nature: Tax ICMS – Notices of infraction on LNG transfer operations without issuing a tax document in the ambit of the centralizing establishment.

Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which denied approval for the appeal.
The Company is evaluating the possibility of taking legal action.

Estimated maximum exposure: R$ 2,249.

Plaintiff: State of São Paulo Nature: Tax Suspension of payment of ICMS on imports of natural gas from Bolivia.

The lower court considered the assessment to have grounds.

In the second instance, approval of the Ordinary Appeal was denied.

The company filed a Spontaneous Appeal which was rejected.

Awaiting inscription as an executable tax debt for filing of a claim with the federal supreme court by the State of Mato Grosso do Sul, which considered that it was adversely affected by the decision of the Sao Paulo State Finance Department.

Maximum updated exposure: R$ 1,067.

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória.

Nature: Tax
Not withholding and paying service tax (ISS) on offshore services.

Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion the administrative level, only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and filed an appeal.

Maximum updated exposure: R$ 1,520.

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
Nature: Tax

Incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid.
Notices of tax assessment as it is understood that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011.

Petrobras presented legal defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. Maximum updated exposure: R$ 635.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Description	Current situation

Plaintiff: State Finance Department of São Paulo
Nature: Tax

Two notices of tax assessment related to the absence of payment of ICMS and a fine for non-compliance with an accessory obligation on importation.
Temporary admission of a drilling rig in São Paulo and clearance in Rio de Janeiro (ICMS Agreement 58/99).

The lower court considered the assessment to have grounds. The decision was upheld at the second instance.

After the closing at the administrative level, Petrobras filed an annulment action, obtaining advance relief.

Maximum updated exposure: R$ 1,845.

Plaintiff: Finance and Planning Department of the Federal District. Nature:Tax Payment of ICMS due to omission on exit (Inventories)

The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal, which was considered void. It is awaiting the publication of the decision in order to assess eventual judicialization.

Maximum updated exposure: R$ 148.

Plaintiff: State Finance Department of Bahia Nature: Tax Incorrect allocation of credit, difference in the ICMS rate for material for use and consumption	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 236.

Plaintiff: Federal Revenue Department Nature: Tax Social contribution (CSLL) and corporate income tax (IRPJ) - collection of a fine for dismissal of a voluntary disclosure.

The lower court considered the assessment to have grounds. The Federal Revenue Department withdrew the process from its outstanding positions.

The Company is awaiting a new standing from the Federal Revenue Department.

Maximum updated exposure: R$ 195.

Plaintiff: Federal Revenue Department
Nature: Tax

Underpayment of corporate income tax (IRPJ) and social contribution (CSLL) on income earned abroad in the period from 2005 to 2006, through affiliated companies and subsidiaries.

The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 1,426.

Plaintiff: Federal Revenue Office
Nature: Tax

Tax assessment notice for non payment of income tax and social contribution on the financial incentive to employees for the renegotiation of the Petros Plan, in 2007.

The lower court considered the assessment to have grounds. There was an ex officio appeal by the National Treasury, which is awaiting a hearing. Maximum updated exposure: R$ 334.

Plaintiff: Federal Revenue Department of Brazil
Nature: Tax

Notice of infraction for non-deductibility of income tax (IRPJ) an social contribution (CSLL) and a fine on the renegotiation of the Petro Plan. Financial obligations assumed in the financial commitment agreement, resulting from the execution of the reciprocal obligations agreement.

The lower court considered the assessment partially to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Estimated maximum exposure: R$ 2,993.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.
Nature: Civil

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the “loss” inflicted on the equity of Petroquisa, through the acts which approved the minimum sales price of its shareholding interest in the capital of the privatized companies.

On March 30, 2004 the Court of Appeals of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify an amount equal to US$ 2,370 million, plus 5% as a premium and 20% as lawyers’ fees.

Petrobras filed a special and an extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.

The special appeal offered by Porto Seguro, which sought to bar the processing of the special appeal by Petrobras, was heard and dismissed in December 2009. Motions to clarify were then invoked by Porto Seguro, which were denied in a hearing in December 2010.

The publication of this decision and judgment of the aforementioned special appeal through which Petrobras seeks to totally reverse the sentence is being awaited. Based on the opinion of its legal counsel, the Company does not expect an unfavorable outcome to these proceedings.

If the situation is not reversed, the estimated indemnity to Petroquisa, including monetary correction and interest, would be R$ 19,894 as of March 31, 2010. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnity to Petroquisa, estimated at R$ 13,103, will not represent an actual disbursement from the Petrobras System. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintive, R$ 995 as a premium and R$ 3,979 as lawyers' fees to Lobo & Ibeas Advogados.

Plaintiff: Kalium Mineração S.A. Nature: Civil An action for losses and damages and loss of earnings due to the contractual rescission.

Partially granted in the first instance. The two parties lodged appeals which were dismissed. Petrobras is awaiting a hearing of the extraordinary appeal lodged with the Federal Supreme Court and a special appeal with the Superior Court of Justice on December 18, 2003, both of which were admitted. There is also a special appeal by Kalium which is awaiting a hearing. The maximum exposure for Petrobras, updated to March 31, 2011, is R$ 205.

Plaintiff: Destilaria J.B. Ltda. and Others. Nature: Civil Collection of charges on invoices related to the purchase of alcohol paid late.	There is a final and unappealable condemnatory decision in an amount to be calculated and still pending confirmation. Indefinite maximum exposure.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Description	Current situation

Plaintiff: IBAMA Nature: Civil Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin, of August 11, 2004, for continuing to drill without prior approval.

Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC.
The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting a hearing.

Maximum updated exposure: R$ 191

National Petroleum Agency (ANP) Nature: Civil Fine for non-compliance with minimum exploration programs - “Rodada Zero”.

The execution of the fines is suspended through an injunction, pursuant to records of the suit lodged by Petrobras. Through a civil suit, the Company is claiming recognition of its credit resulting from article 22, paragraph 2 of the Petroleum Law, requesting the offsetting of the eventual debt that Petrobras may have with ANP. Both the legal processes, which are being handled jointly, are in the evidentiary stage.

Maximum updated exposure: R$ 577.

Environmental questions

The Company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the Company’s operations must be remedied or mitigated by the Company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery (Repar) discharged approximately 1.06 million gallons of crude oil into the surrounding area. At that time approximately R$ 74 was spent to clean up the affected area and to cover the fines applied by the environmental authorities. There is the following lawsuit with respect to this spill:

Description	Current situation
Plaintiff: AMAR - Association for Environmental Defense of Araucária Nature: Environmental Claim for indemnification for moral and property damages to the environment.

No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.

Maximum updated exposure: R$ 159.

The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.

Plaintiff: Federal Public Attorney’s Office and Public Attorney’s Office of the State of Paraná
Nature: Environmental

Claim for indemnification for moral and financial damages and environmental restoration.

No decision handed down in the lower court. Maximum updated exposure: R$ 6,050.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

In 2001, the Araucária - Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of approximately 15,059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering approximately 13,738 gallons of oil. As a result of the accident the following suit was filed against the Company:

Description	Current situation

Plaintiff: Paraná Environmental Institute (IAP) Nature: Environmental Fine applied for alleged environmental damages.

Appeal by Petrobras dismissed at the 2nd administrative level. As it understands that the statute has run on the administrative fine, an annulment action was filed as a result of having received a “notice of federal debts payable”, dated October 22, 2009.

Maximum updated exposure: R$ 164.

The court determined that this suit and the suit brought by AMAR are heard together.

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the Company:

Description	Current situation

Plaintiff: Federal Public Attorney’s Office - Rio de Janeiro Nature: Civil Indemnification for environmental damages - P-36.

As published on May 23, 2007 the claim was considered partially to have grounds and Petrobras was ordered to pay damages in the amount of R$ 100, for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred. Petrobras filed a civil appeal against this decision, which is awaiting a hearing.

Maximum updated exposure: R$ 310.

Processes for small amounts

The Company is party to a number of legal and administrative proceedings with expectations of possible losses, whose total per legal nature is R$ 109 in civil actions, R$ 911 in labor actions, R$ 984 in tax actions and R$ 179 in environmental actions.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

28.3 Asset contingencies

28.3.1Recovery of PIS and COFINS

Petrobras and its subsidiaries Gaspetro, Transpetro and Refap filed a civil suit against the Federal government before the Federal Courts of Rio de Janeiro, referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article 3 of Law 9718/98 is unconstitutional. On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At March 31, 2010, the amounts of R$ 2,329 for Petrobras, R$ 76 for Gaspetro, R$ 29 for Transpetro and R$ 14 for Refap, with respect to the aforementioned suits, are not reflected in the financial statements due to the absence of a definitive favorable decision.

28.3.2Litigations abroad

a) In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were trying to obtain, since 1997, with respect to the first company (Brasoil), a legal declaration that exempted them from the obligation of paying the performance bond of the platforms P-19 and P-31, and, with respect to the second company (Petrobras), they were seeking reimbursement of any quantities for which they might happen to be condemned in the execution proceedings of the performance Bond.

A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totaling approximately US$ 370 million.

The insurance companies filed an appeal against this decision before the Court of Appeals for the Second Circuit. On May 20, 2004 the Court handed down a decision that partially confirmed the sentence with respect to the responsibility of the insurance companies for payment of the performance bonds. However, it removed the obligation of the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million. The insurance companies appealed against these decisions in the Full Court, which was not accepted, and the judgment above remains definitive.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

In April 2005 the parties (the insurance companies and Brasoil) initiated negotiation procedures aimed at the effective settlement of Brasoil’s credit, seeking the signing of a heads of agreement, the operationalization of which, however, resulted in new doubts and questions to be remedied in court. On July 21, 2006, the US court handed down an executive decision, defining the points of difference, such as interest due, however, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b) In London - P-36

Through a decision handed down on February 2, 2004, Petromec Inc (Petromec) and Marítima Petróleo e Engenharia Ltda. (Marítima) were sentenced to reimburse Brasoil the amount of US$ 58 million, plus interest, for the loan made by Brasoil to Petromec through a Deed of Payment and Indemnity, dated May 21, 1999 and guaranteed by Marítima in accordance with the Keepwell Agreement dated May 21, 1999. The payment of these amounts is halted until pending questions are decided.

In the current stage of the litigation, Petromec is upholding its request for additional costs for the upgrade based on the Supervision Agreement, dated June 20, 1997.

A preliminary hearing related to the method by which the eventual right of Petromec took place on June 26 and 27, 2007. On June 6, 2007, the Court handed down a decision, upholding the methodology defended by Petrobras and Brasoil. Petromec appealed against this decision and the Appeals Court considered this appeal on November 27, 2007. On December 21, 2007 the Court of Appeals substantially rejected Petromec’s appeal.

Petromec filed its Particulars of Claim on September 29, 2008, where it claimed the amount of US$ 154 million, plus interest. Brasoil and Petrobras presented their defense on January 29, 2010.

The preliminary hearing of Petromec’s claim is forecast to start on May 9, 2011. The final results of the litigation remain uncertain.

P-38 and P-40

After the hearing of the litigation related to P-38 and P-40, which took place in London during April and May 2007, the English Court handed down a decision on June 12, 2007 in favor of Brasoil in the following terms:

1) With respect to the litigation for P-38, a sentence for payment of the amount of US$ 83 million with respect to the principal, plus interest in the amount of US$ 31 million, and costs to be calculated; and

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

2) With respect to the litigation for P-40, a sentence for payment of the amount of US$ 171 million with respect to the principal, plus interest in the amount of US$ 66 million, and costs to be calculated.

The total amount awarded, excluding costs, in favor of Brasoil, is approximately 98.5% (in the case of P-38) and 96.4% (in the case of P-40) of the full amount of the sums claimed by Brasoil in the hearing.

In addition to the granting of the costs in favor of Brasoil, established in the decision of June 12, 2007, as mentioned above, a new decision was petitioned with respect to these costs. This decision was granted in the amount of £ 5 million. In a subsequent audience an additional decision in the amount of £1 million was granted.

c) Other litigation for indemnification

In the construction/conversion of vessels for Floating Production, Storage and Offloading (FPSO) and Floating, Storage and Offloading (FSO), Brasoil transferred financial resources in the amount of US$ 644 million, equivalent to R$ 1,049 at March 31, 2011 directly to its suppliers and subcontractors, with the aim of avoiding delays in the construction/conversion of vessels and, consequently, losses to Brasoil.

Based on the opinions of Brasoil’s legal advisers, these expenditures are liable for reimbursement by the builders, which is the reason why litigations for financial indemnification were filed in international courts. However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 572 million, equivalent to R$ 932 at March 31, 2011.

29 Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of R$ 6,116 for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 5,505, net of commitments already undertaken, remaining in force. Of this amount, R$ 3,360 corresponds to a lien on the oil from previously identified fields already in production, and R$ 2,145 refers to bank guarantees.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

30 Derivative financial instruments, hedge and risk management activities

The Company is exposed to a series of market risks resulting from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows and profits.

30.1 Risk management objectives and strategies

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its risk exposure level, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources, the company may attain its strategic goals.

Petrobras’ risk management is conducted by its officers, following a corporate risk management policy. In March 2010 the Executive Committee established the Financial Integration Committee, which is composed of all the executive managers of the financial department, and the executive managers of the business departments are called upon for discussions of specific themes. One of the responsibilities of the Financial Integration Committee is to assess exposures to risks and to establish guidelines for measuring, monitoring and managing the risk related to the activities of Petrobras and it is the Executive Committee’s responsibility to decide on the topics.

The Company adopts a philosophy of integrated risk management, according to which the focus of the management is not on individual risks – the operations or the business units – but on the broader, consolidated perspective of the corporation, making use of possible natural hedges. For the management of market/financial risks, structural actions, created as a result of appropriate management of the company’s capital and indebtedness, are adopted as a preference in detriment to the use of derivative instruments.

30.2 Risk of change in prices of oil and oil products

a) Risk management of prices of oil and oil products

Petrobras maintains, as a preference, exposure to the price cycle, not using derivatives for hedging systematic operations (purchase or sale of commodities with the aim of attending the operational requirements of the Petrobras System).

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Financial Integration Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the Company’s solvency and liquidity, considering an integrated analysis of all the Company’s risk exposures and assuring the execution of the corporate investment plan.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) Main transactions and future commitments hedged by derivative operations

The main operations are earmarked for hedging of the expected results of the transactions carried out abroad.

Accordingly, the operations with derivative instruments are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exchange, Morgan Stanley, BNP Paribas, BP North America Chicago and Shell (Stasco).

c) Parameters used for risk management

The main parameters used in risk management for changes in the prices of Petrobras’ oil and oil products are the operating cash flow at risk (CFAR), Value at Risk (VAR) and Stop Loss.

At March 31, 2011, the portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 5 million.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

d) Notional and fair value of the derivative instruments

Derivatives for oil and oil products

	Consolidated
	Notional value in thousands of bbl*		Fair value recorded		Maturity

	03.31.2011	12.31.2010	03.31.2011	12.31.2010

Futures contracts	(12,042)	(8,570)	(106)	(41)	2011
Purchase commitments	32,435	19,921
Sale commitments	(44,477)	(28,491)

Options contracts	(7,900)	(1,679)	(9)	(3)	2011
Buy	(3,950)	1,446	(7)	1
Bidding position	8,676	1,646
Short sale	(12,626)	(200)

Sale	(3,950)	(3,125)	(2)	(4)
Bidding position	5,550	2,070
Short sale	(9,500)	(5,195)

Forward contracts	185	354	5	(1)	2011
Long position	1,085	979
Short position	(900)	(625)
Total recorded in other current assets and liabilities			(111)	(46)

	Parent company
	Notional value in thousands of bbl*		Fair value recorded		Maturity

	03.31.2011	12.31.2010	03.31.2011	12.31.2010

Futures contracts	47	84	(2)		2011
Purchase commitments	1,985	1,464
Sale commitments	(1,938)	(1,380)

Options contracts	(700)		(1)		2011
Buy
Bidding position	700	200
Short sale	(700)	(200)
Sale	(700)	-	(1)
Bidding position	2,950	1,940
Short sale	(3,650)	(1,940)
Forward contracts
Long position
Short position

Total recorded in other current assets and liabilities			(3)

* A negative notional value represents a short position
* Negative fair values were recorded in liabilities and positive fair values in assets.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

e) Gains and losses in the period

	Consolidated		Parent Company
Derivatives for oil and oil products	Jan-Mar/2011	Jan-Mar/2010	Jan-Mar/2011	Jan-Mar/2010
Gain (loss) recorded in results	(244)	(84)	73	(5)

f) Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits.

Consolidated		Parent Company
03.31.2011	12.31.2010	03.31.2011	12.31.2010
381	355	184	140

g) Sensitivity analysis of derivatives for oil and oil products

The probable scenario is the fair value at March 31, 2011. The possible and remote scenarios consider deterioration in the prices in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated
		Probable
Market derivatives for	Risk	scenario at	Possible Scenario	Remote Scenario
oil and oil products		03.31.2011	(Δ 25%)	(Δ 50%)
Brent	High in Brent Oil	(7)	(71)	(142)
Gasoline	High in Gasoline	49	(123)	(247)
Fuel oil	High in Fuel Oil	(16)	(407)	(815)
Propane	Low in Propane	(5)	(134)	(267)
WTI	Low in WTI	(1)	(338)	(724)
Diesel	High in Diesel	(52)	(317)	(634)
Butane	Low in Butane	(1)	(4)	(8)
Ethanol	High in Ethanol	9	(2)	(4)
Jet	High in Jet	1	(1)	(1)
Bunker	High in Bunker	9	(10)	(21)
Other products	Low in other products	(11)	(263)	(526)

h) Embedded derivatives

The procedures for identifying derivative instruments in contracts aim at timely recognition, control and adequate accounting handling to be employed, and are applicable to the units of Petrobras and its subsidiaries.

The contracts with possible clauses for derivative instruments or securities to be realized are communicated before they are signed, so that there is orientation with respect to the eventual performance of effectivity tests, the establishment of the accounting policy to be adopted and the methodology for calculation of the fair value.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The embedded derivatives identified in the period were:

Sale of ethanol

Agreement for a sale of hydrous ethanol entered into between Petrobras International Finance (PifCo), controlled by Petróleo Brasileiro S.A (Petrobras), and Toyota Tsusho Corporation.

The agreement consists of sale of hydrous ethanol through a price formula defined at the time of signing the agreement. The definition of price for each shipment of hydrous ethanol delivered in this agreement involves two quotations of distinct references: ethanol and naphtha.

The agreement establishes the beginning of delivery of shipments of alcohol in 2012 for a period of 10 years. However, as there is a contractual clause that permits renegotiation of prices and termination by any one of the parties after five years, if a new agreement is not reached, we consider the term of only five years as a firm contractual commitment for purposes of calculating the value of the embedded derivative financial instrument.

The basic defined contractual quantity is 143,000 m³ per year.

The price formula in question uses as one of its references the quotation of a commodity that does not maintain a strict cost or market value relationship with the product transacted in the contract, according to the criteria of technical announcement CPC 38 – Financial Instruments: Recognition and Valuation. Accordingly, pursuant to the orientations for this standard, the portion referring to the embedded derivative should be separated from the original contract and recorded in the financial statements following the same rules applicable to the other derivative financial instruments.

The table below presents the fair value of the embedded derivative for March 31, 2011:

	Notional value in thousands of bbl*	Fair value	Maturity
Forward contracts	715	46	2016
Long position

The derivative was valued at fair value through profit and loss and classified at level 3 in the hierarchy for valuation of the fair value.

The Company determined the fair value of this agreement based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market price quotations for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements.

The gains obtained are presented in the income statement as financial income.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

30.3 Exchange risk

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rates that are a reference for asset and liability positions. Fluctuations in exchange rates may have a negative affect on Petrobras’ financial situation and operating results, since the majority of the Company’s revenues are mainly in Reais while the major part of its liabilities are in foreign currency.

a) Exchange risk management

With respect to exchange risk management, Petrobras seeks to identify and address them in an integrated manner, aiming at assuring efficient allocation of the resources earmarked for the hedge.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to contracts where the cost and remuneration involve different currencies, this hedge is provided through allocating the cash investments between the real and the US dollar or another currency.

The risk management is performed for the net exposure. Periodic analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy may involve the use of derivative instruments to minimize the exchange exposure of certain liabilities of the Company.

b) Main transactions and future commitments hedged by derivative operations

Petrobras Internacional Finance Company (PIFCo)

In September 2006, the Company, through its subsidiary PIFCo, contracted hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the company’s costs in this transaction in US dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

The Company decided to qualify its cash flow cross currency hedging. Upon the contracting of hedge and during its term, it is expected that the cash flow hedge will be highly effective in offsetting the cash flows attributable to the hedge risk during the term of the operation. The changes in the fair value, in the measure of the effectiveness of the hedge, tested quarterly, are stated in other comprehensive retained earnings, until the cash flow of the hedged item is realized.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Petrobras Distribuidora

Petrobras Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. For the aviation segment, which represents 100% of the operations contracted for the period, the term of exposure is three months on average and the hedge is contracted concomitantly with the definition of the cost of the exported aviation kerosene, thus fixing and assuring the trading margin. In the period in question operations were contracted in the amount of US$ 147 million.

The Company's policy is to contract hedge up to the maximum of 100% of the volume exported.

The volume of hedge contracted for international billing between January and March 2011 represented 48.18% of all the volume exported by Petrobras Distribuidora in the period. The settlements of all the operations that matured between January 1 and March 31, 2011 generated a positive result of R$ 4 for the Company. None of the operations in question required margin deposits in guarantee.

Ipiranga Asfaltos did not contract exchange hedge operations in the period.

Usina Termelétrica Norte Fluminense (UTE Norte Fluminense)

The Company, aiming at assuring that significant fluctuations in the quotation of the US dollar do not affect its results and cash flows, contracted a currency swap with a face value of US$22 million, representing 50% of its total indebtedness in foreign currency. It is important to point out that UTE Norte Fluminense is managed jointly, consolidated by Petrobras in proportion to its capital interest (10%).

Refinaria de Petróleo Riograndense S.A.

The Refinery took out a loan in US dollars. With the aim of avoiding a mismatch between the asset and liability flows, since its receivables are concentrated in Reais, the Refinery contracted a currency swap with a face value of US$ 12 million. It is important to point out that Refinaria de Petróleo Riograndense is managed jointly, consolidated by Petrobras in proportion to its capital interest (33.20%).

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

c) Notional and fair value of the derivative instruments

The table below summarizes the information on the derivative contracts in force.

	Consolidated

	Notional value		Fair value		Maturity
	in $ million		R$ **
	03.31.2011	12.31.2010	03.31.2011	12.31.2010

Dollar forward contracts

Long position	USD 34	USD 53	(1)	(2)	2011
	USD 34	USD 53	(1)	(2)

Short position	USD 120	USD 61	8	4	2011
	USD 120	USD 61	8	4

Cross Currency Swap			178	192	2016
Asset position
Average rate of receipt (JPY) = 2.15% p.a.	JPY 35.000	JPY 35.000	740	783
Liability position
Average rate of payment (USD) = 5.69% p.a.	USD 298	USD 298	(562)	(591)
			185	194

* Value at Risk = maximum expected loss in 1 day with 95% reliability under normal market conditions.
** Negative values were recorded in liabilities and positive fair values in assets.
Main counterparties of the operation: Citibank, HSBC and Bradesco.

d) Gains and losses in the period

	Consolidated		Parent Company
Foreign currency derivatives	Jan-Mar/2011	Jan-Mar/2010	Jan-Mar/2011	Jan-Mar/2010
Gain (loss) recorded in results	8	(1)
Gain (loss) recorded in shareholders' equity	(4)	(4)

e) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

f) Sensitivity analysis of foreign currency: derivatives, loans and financial investments

The probable scenario is the fair value at March 31, 2011. The possible and remote scenarios consider deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated
Foreign Currency Derivatives	Risk	Probable scenario	Possible Scenario	Remote Scenario
		at 03.31.2011	(Δ 25%)	(Δ 50%)
Dollar forward contracts	Appreciation of the dollar against the real	(1)	-	(2)
Dollar forward contracts	Appreciation of the dollar against the real	8	(41)	(91)
Cross Currency Swap	Depreciation of the yen against the dollar	178	30	(69)

		Consolidated
				Remote
Foreign currency debt *	Risk	Probable scenario at	Possible Scenario	Scenario
		03.31.2011	(Δ 25%)	(Δ 50%)
Real [1]	Appreciation of the dollar against the real	22,966	5,742	11,483
Dollar	Appreciation of the dollar against the real	57,172	14,293	28,586
Euro	Appreciation of the euro against the real	224	56	112
Yen	Appreciation of the yen against the real	2,616	654	1,308
		82,978	20,745	41,489

1 - Financing in local currency parameterized to the variation of the dollar.

		Consolidated
				Remote
Financial Inversion*	Risk	Probable scenario at	Possible Scenario	Scenario
		03.31.2011	(Δ 25%)	(Δ 50%)
In foreign currency	Appreciation of the real against the dollar	11,436	2,859	(5,718)

* The isolated sensitivity analysis of the financial instruments does not represent the Company’s net exposure to exchange risk. Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible exchange variations is not considered material.

30.4 Interest rate risk

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. If the market interest rates (particularly LIBOR) rise, the Company’s financial expenses will increase, which may cause a negative impact on the operating results and financial position. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the Libor and the debt at floating rates expressed in Reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil.

Interest rate risk management

Petrobras considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, the Company does not use derivative financial instruments to manage this type of risk; except for specific situations presented by companies of the Petrobras system.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

a) Main transactions and future commitments hedged by operations with derivatives

Petrobras & Mitsui Drilling International B.V.(P&M)

Petrobras & Mitsui (P&M), a specific purpose entity controlled by Petrobras, contracted an interest rate swap at a face value of US$ 486,668 million. The operation was used to transform a financing obligation indexed to a floating rate into a fixed rate, with the aim of eliminating the mismatch between P&M’s asset and liability cash flows. The company does not intend to settle the operation before its maturity. P&M adopted hedge accounting for the relationship between the financing and the derivative.

The table below presents the notional and fair values of the operation for March 31, 2011:

	Notional value	Fair value	Maturity
Forward contracts	793	14	2020
Long position

30.5 Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management objectives and strategies

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company’s officers. The Credit Commissions were established, in accordance with a decision by the Executive Committee, by three members and are chaired by the Risk Management Executive Manager and the other members are the Executive Managers of the commercial department in contact with the client or with the Financial Institution.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify the recommendations to be applied in the units involved or to be submitted to the appreciation of higher instances.

The credit risk management policy is part of the global risk management policy of the Petrobras System and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient credit analysis, concession and management process.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Parameters used for credit risk management

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio, which surpasses US$ 40 billion, is very diversified and the credits granted are divided between clients on the Brazilian domestic market and foreign markets. Amongst the main clients there are large companies of the petroleum market, considered major companies.

Financial institutions are beneficiaries of approximately US$ 49 billion, distributed between the main international banks, considered by international risk classifiers as Investment Grade, and the most important Brazilian banks.

Guarantees used in credit risk management

Only guarantees issued by financial institutions that have available credit, in accordance with the parameters adopted by the Company, are accepted.

Credit sales to clients considered as high risk are only made through receipt of guarantees. For this, the Company accepts credit cards issued abroad, bank guarantees issued in Brazil, mortgages and collateral. For clients considered as medium risk, guarantees and endorsements of the partners of the companies, both individuals and legal entities, are also accepted.

The table below presents the maximum exposure to credit risk.

03.31.2011
Guarantees	4,411
Financial investments	9,849

30.6 Liquidity risk

Petrobras uses its funds mainly for capital expenses, payment of dividends and debt refinancing. Historically, the conditions are met with funds generated internally, short and long-term debts, project financing, sales transactions and leasing. These sources of funds, allied to the Company’s strong financial position, will continue to permit compliance with the established capital requirements.

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Liquidity risk management

The liquidity risk management policy adopted by the Company establishes the continuity of rescheduling the term of maturity of our debts, exploiting the financing capacity of the domestic market and developing a strong presence on the international capital market, through broadening the investor base in fixed income.

Petrobras finances the working capital, assuming short-term debts normally related to our commercial flow, such as export credit notes and advances on exchange contracts. Investments in noncurrent assets are financed through long-term debts such as issuing bonuses on the international market, credit agencies, export financing and prepayment, development banks in Brazil and abroad, and lines of credit with Brazilian and international commercial banks.

Nominal flow of principal and interest on financing

	03.31.2011
Maturity	Consolidated	Parent company
2011	20,829	3,514
2012	14,624	4,940
2013	12,570	3,190
2014	12,886	4,427
2015	16,450	4,865
2016	29,807	14,700
2017 onwards	85,874	21,745
	193,040	57,381

Government regulation

In addition, during the approval process of the annual budget, the Ministry of Planning, Budgeting and Management controls the total amount of debts that Petrobras and its subsidiaries may incur. The Company and its subsidiaries must also obtain the approval of the National Treasury before assuming medium and long-term debts. Loans that exceed the budgeted amounts for each year must be approved by the Federal Senate.

30.7 Financial investments (operations with derivatives)

Petrobras has financial investments represented by quotas of exclusive funds, with part of the proceeds invested in operations with derivatives (US dollar futures contracts and interbank deposits) guaranteed by the Futures and Commodities Exchange (BM&F).

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The following table presents the market values of the operations with derivatives held in the exclusive investment funds as of March 31, 2011.

Contract	Number	Notional value	Fair value (*)	Maturity

Future DI	(67,364)	(6,076)	(2)
Long position	37,017	3,397		2011 / 2012 / 2013
Short position	(104,381)	(9,473)	(2)	2011 / 2012 / 2013
Future dollar	(4,467)	(367)		2011
Long position	3,900	319
Short position	(8,367)	(686)
Futures (Treasury Notes)	23	15	1	2011
Long position	71	23	2
Short position	(48)	(8)	(1)
Eurodollar
Long position	11	4		2012
(*) The positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

31 Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

The estimated fair values for long-term loans of the Parent Company and Consolidated at March 31, 2011 were, respectively, R$ 36,949 and R$ 116,093 calculated at the prevailing market rates, considering natures, terms and risks similar to the recorded contracts, and may be compared to the carrying values of R$ 35,772 and R$ 112,203.

The hierarchy of the fair values of the Company’s financial assets and liabilities, recorded at fair value on a recurring basis, at March 31, 2011, is presented as follows:

	Fair value measured based on			03.31.2011
		Valuation technique	Valuation technique
	Prices quoted on	supported by	without use of
	active market	observable prices	observable prices	Fair value
	(Level I)	(Level II)	(Level III)	recorded

Assets
Marketable securities	24,882			24,882
Foreign Currency Derivatives		185		185
Commodity derivatives	173	14	46	234
Interest derivatives	14			14
Total assets	25,069	199	46	25,315

Liabilities
Foreign Currency Derivatives
Commodity derivatives	(288)	(9)		(297)
Total liabilities	(288)	(9)		(297)

Notes to the interim financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

32 Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2010 and the interim statements as of March 31, 2011

Number of the notes

	ITR of
Anual of 2010	1T-2011	Description of the Notes
1	1	The Company and its operations
2	2	Basis of presentation of interim financial information
4	3	Consolidation basis
5	4	Accounting policies
6	5	Cash and cash equivalents
7	6	Marketable securities
8	7	Accounts receivable
9	8	Inventories
11	9	Related party transactions
12	10	Deposits in court
13	11	Acquisitions and sales of assets
14	12	Investments
15	13	Property, plant and equipment
16	14	Intangible assets
17	15	Exploration activities and valuation of petrol and gas reserves
18	16	Financing
19	17	Leasing
20	18	Provisions for dismantling of areas (non-current)
21	19	Taxes, contributions and profit-sharing
22	20	Employee benefits
24	21	Equity
25	22	Sales revenue
26	23	Expenses by nature
27	24	Other operating expenses, net
28	25	Net financial result
*	26	Supplementary information on the statement of cash flows
*	27	Segment reporting
29	28	Legal proceedings and contingencies
31	29	Guarantees for concession agreements for petroleum exploration
32	30	Derivative financial instruments, hedge and risk management activities
33	31	Fair value of financial assets and liabilities
(*) Information included in the financial statements for 2010.

Notes to the financial statements in the annual report for 2010 which were deleted in the Interim Financial Statements for 1Q2011, due to the fact that they do not present material changes and/or are not applicable to the interim information.

Nº of the note	Description
3	Adoption of international standards
10	Petroleum and Alcohol Accounts – STN
23	Employee and management profit-sharing
30	Commitments assumed by the energy segment
34	Insurance
35	Safety, environment, power efficiency and health

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.